Exhibit 99.1

Terms and Conditions

Oatly Group AB (publ)

Up to SEK 2,700,000,000

Senior Secured Floating Rate Bonds 2025/2029

ISIN: SE0026141756

First Issue Date 30 September 2025

29 September 2025

2

SELLING RESTRICTIONS

Other than the registration of the Bonds under Swedish law, no action is being taken in any jurisdiction that would or is intended to permit a public offering of the Bonds or the possession, circulation or distribution of this document or any other material relating to the Issuer or the Bonds in any jurisdiction where action for that purpose is required. Persons into whose possession this document comes are required by the Issuer to inform themselves about, and to observe, any applicable restrictions.

The Bonds have not been and will not be registered, and may be restricted, in Canada, Australia, Japan, or in any other country where the offering, sale and delivery of the Bonds may be restricted by law. Each Bondholder must inform itself about, and observe, any applicable restrictions to the transfer of material relating to the Issuer or the Bonds.

The Bonds have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are subject to U.S. tax law requirements. The Bonds may not be offered, sold or delivered within the United States of America or to, or for the account or benefit of, U.S. persons except for "Qualified Institutional Buyers" (QIB) within the meaning of Rule 144A under the U.S. Securities Act.

i

PRIVACY NOTICE

The Issuer, the Security Agent, the Issuing Agent and the Agent may collect and process personal data relating to the Bondholders, the Bondholders' representatives or agents, and other persons nominated to act on behalf of the Bondholders pursuant to the Finance Documents (name, contact details and, when relevant, holding of Bonds). The personal data relating to the Bondholders is primarily collected from the registry kept by the CSD. The personal data relating to other persons is primarily collected directly from such persons.

The personal data collected will be processed by the Issuer, the Security Agent, the Issuing Agent and the Agent for the following purposes:

(a) to exercise their respective rights and fulfil their respective obligations under the Finance Documents;

(b) to manage the administration of the Bonds and payments under the Bonds;

(c) to enable the Bondholders' to exercise their rights under the Finance Documents; and

(d) to comply with their obligations under applicable laws and regulations.

The processing of personal data by the Issuer, the Security Agent, the Issuing Agent and the Agent in relation to paragraphs (a) - (c) above is based on their legitimate interest to exercise their respective rights and to fulfil their respective obligations under the Finance Documents. In relation to paragraph (d) above, the processing is based on the fact that such processing is necessary for compliance with a legal obligation incumbent on the Issuer, the Security Agent, the Issuing Agent or the Agent. Unless otherwise required or permitted by law, the personal data collected will not be kept longer than necessary given the purpose of the processing.

Personal data collected may be shared with third parties, such as the CSD, when necessary to fulfil the purpose for which such data is processed.

Subject to any legal preconditions, the applicability of which have to be assessed in each individual case, data subjects have the rights as follows. Data subjects have the right to get access to their personal data and may request the same in writing at the address of the Issuer, the Security Agent, the Issuing Agent and the Agent, respectively. In addition, data subjects have the right to (i) request that personal data is rectified or erased, (ii) object to specific processing, (iii) request that the processing be restricted and (iv) receive personal data provided by themselves in machine-readable format. Data subjects are also entitled to lodge complaints with the relevant supervisory authority if dissatisfied with the processing carried out.

The Issuer's, the Security Agent's, the Agent's and the Issuing Agent's addresses, and the contact details for their respective Data Protection Officers (if applicable), are found on their respective websites.

For the avoidance of doubt, this privacy notice does not constitute a part of the Terms and Conditions.

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Table of Contents

1.	Definitions and Construction	1
2.	Status of the Bonds	21
3.	Use of Proceeds	22
4.	Conditions Precedent and Conditions Subsequent	22
5.	Bonds in Book-Entry Form	26
6.	Right to Act on Behalf of a Bondholder	27
7.	Payments in Respect of the Bonds	27
8.	Interest	28
9.	Redemption and Repurchase of the Bonds	29
10.	Transaction Security and Guarantees	32
11.	Information to Bondholders	33
12.	Financial Undertakings	35
13.	General Undertakings	37
14.	Events of Default and Acceleration of the Bonds	42
15.	Distribution of Proceeds	45
16.	Decisions by Bondholders	46
17.	Bondholders' Meeting	49
18.	Written Procedure	50
19.	Amendments and Waivers	51
20.	Replacement of Base Rate	52
21.	Appointment and Replacement of the Agent	56
22.	Appointment and Replacement of the CSD	60
23.	Appointment and Replacement of the Issuing Agent	60
24.	No Direct Actions by Bondholders	61
25.	Prescription	61
26.	Notices and Press Releases	62
27.	Force Majeure and Limitation of Liability	63

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28.	Governing Law and Jurisdiction	64

1. Definitions and Construction

1.1 Definitions

In these terms and conditions (the "Terms and Conditions"):

"Acceleration Event" means an Event of Default that is continuing and in relation to which the Agent has given notice of acceleration in accordance with the terms of the Finance Documents.

"Account Operator" means a bank or other party duly authorised to operate as an account operator pursuant to the Financial Instruments Accounts Act and through which a Bondholder has opened a Securities Account in respect of its Bonds.

"Accounting Principles" means, in relation to any Group Company incorporated in Sweden, IFRS or the accounting principles applicable to it in Sweden (including IFRS (if applicable)) and, in relation to any other Group Company, accounting principles, standards and practices in its jurisdiction of incorporation (including IFRS, if applicable).

"Adjusted Nominal Amount" means the Total Nominal Amount less the aggregate Nominal Amount of all Bonds owned by a Group Company or an Affiliate of any Group Company, irrespective of whether such Person is directly registered as owner of such Bonds.

"Advance Purchase Agreements" means (a) an advance or deferred purchase agreement if the agreement is in respect of the supply of assets or services in the normal course of business with credit periods which are not longer than 90 days after the supply of assets or services, or (b) any other trade credit incurred in the ordinary course of business where payment is due no more than 90 days after the date of trade.

"Affiliate" means any Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purpose of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

"Agency Agreement" means the agency agreement entered into on or prior to the First Issue Date, between the Issuer and the Agent, or any replacement agency agreement entered into after the First Issue Date between the Issuer and an agent, regarding inter alia the remuneration payable to the Agent.

"Agent" means Nordic Trustee & Agency AB (publ), reg. no. 556882-1879, P.O. Box 7329, SE-103 90 Stockholm, Sweden or another party replacing it, as Agent, in accordance with these Terms and Conditions.

"Agreed Security and Guarantee Principles" means the agreed security and guarantee principles set out in the Intercreditor Agreement.

"Base Rate" means STIBOR or any reference rate replacing STIBOR in accordance with Clause 20 (Replacement of Base Rate).

"Base Rate Administrator" means Swedish Financial Benchmark Facility AB (SFBF) in relation to STIBOR or any person replacing it as administrator of the Base Rate.

"Blackstone" means, individually or collectively, Blackstone Inc. and its Affiliates and any investment fund, co-investment vehicles and/or other similar vehicles or accounts, in each case managed or advised by Blackstone Inc. or one or more of its Affiliates, or any successors of any of the foregoing.

"Bond" means a debt instrument (Sw. skuldförbindelse) for the Nominal Amount and of the type set forth in Chapter 1 Section 3 of the Financial Instruments Accounts Act and which are governed by and issued under these Terms and Conditions, including the Initial Bonds and any Subsequent Bonds.

"Bond Issue" means the Initial Bond Issue and any Subsequent Bond Issue.

"Bondholder" means the Person who is registered on a Securities Account as direct registered owner (Sw. ägare) or nominee (Sw. förvaltare) with respect to a Bond.

"Bondholders' Meeting" means a meeting among the Bondholders held in accordance with Clause 17 (Bondholders' Meeting).

"Bonds Listing Failure Event" means that:

(a) the Initial Bonds have not been admitted to trading on Nasdaq Transfer Market or another MTF within sixty (60) days after the First Issue Date (with an intention to complete such admission to trading within thirty (30) days after the First Issue Date); or

(b) any Subsequent Bonds have not been admitted to trading on either the corporate bond list of Nasdaq Stockholm, on Nasdaq Transfer Market or on another MTF within sixty (60) days after the issuance of such Subsequent Bonds (with an intention to complete such admission to trading within thirty (30) days after the issuance of such Subsequent Bonds).

"Business Day" means a day in Sweden other than a Sunday or other public holiday. Saturdays, Midsummer Eve (Sw. midsommarafton), Christmas Eve (Sw. julafton) and New Year's Eve (Sw. nyårsafton) shall for the purpose of this definition be deemed to be public holidays.

"Call Option Amount" mean the amount set out in Clause 9.3 (Voluntary total redemption (call option)), as applicable.

"Cash" means, at any time, cash in hand held by the Issuer or with a reputable bank credited to an account in the name of the Issuer and in each case to which the Issuer is beneficially and legally entitled and which is immediately available to be applied in repayment or prepayment of the Bonds or payment of interest (for the avoidance of doubt, not including e.g. any cash subject to a pledge or similar arrangement (excluding legal right to set-off) or any amount standing on client accounts).

"Cash Equivalent Investments" means, at any time, any short-term, highly liquid investments that are readily convertible to known amounts of cash that is immediately available to be applied in repayment or prepayment of the Bonds or payment of interest under the Bonds and which are subject to an immaterial risk of changes in value, in each case to which any Group Company is alone (or together with other Group Companies) beneficially and legally entitled at that time and which is not issued or guaranteed by any Group Company or subject to any Security.

"CEBA" means Cereal Base CEBA Aktiebolag (reg. no. 556482-2988).

"Change of Control Event" means the occurrence of an event or series of events whereby one or more Persons, other than a Relevant Shareholder (or an Affiliate of a Relevant Shareholder), acting together, acquire control over the Issuer and where "control" means (a) acquiring or controlling, directly or indirectly, more than 50 per cent. of the voting shares of the Issuer, or (b) the right to, directly or indirectly, appoint or remove all or a majority of the directors of the board of directors of the Issuer.

"Completion Date" means the date of disbursements of the Net Proceeds from the Proceeds Account for the purpose of refinancing the Refinancing Debt.

"Compliance Certificate" means a certificate to the Agent, in the agreed form between the Agent and the Issuer, signed by the Issuer, certifying (as applicable):

(a) that so far as it is aware no Event of Default is continuing or, if it is aware that an Event of Default is continuing, specifying the event and steps, if any, being taken to remedy it;

(b) if the Compliance Certificate is provided in connection with an Incurrence Test, that the Incurrence Test is met (including figures in respect of the relevant financial tests and the basis on which they have been calculated);

(c) if the Compliance Certificate is provided in connection with that a Financial Report is made available, that the Maintenance Covenant is met (including figures in respect of the Maintenance Covenant and the basis on which they have been calculated); and

(d) if the Compliance Certificate is provided in connection with that audited annual financial statements are made available, which Group Companies that constitute Material Group Companies.

"Convertible Notes" means the Issuer's 9.25% convertible senior PIK notes originally due 2028 in an aggregate original principal amount (excluding any PIK interest) of USD 335,000,000, including any replacement notes issued as part of any exchange and/or any notes issued for capitalized PIK interest and PIK interest accruing thereon.

"Convertible Notes Exchange Event" means the date on which the Issuer confirms to the Agent, by way of a certificate signed by an authorised signatory, that the aggregate amount of outstanding Convertible Notes (including any capitalized PIK interest) with a maturity date falling earlier than three (3) months after the Final Maturity Date equals USD 50,000,000 or less (for the avoidance of doubt, disregarding for such purposes any PIK interest accruing thereon after such date), whereby such outstanding Convertible

Notes (including capitalized PIK interest and PIK interest accruing thereon) shall also be referred to as "Stub Convertible Notes" for the purpose of these Terms and Conditions.

"CSD" means the Issuer's central securities depository and registrar in respect of the Bonds, from time to time, initially Euroclear Sweden AB, Swedish Reg. No. 556112-8074, P.O. Box 191, 101 23 Stockholm, Sweden.

"CSD Business Day" means a day on which the relevant CSD settlement system is open and the relevant Bond currency settlement system is open.

"Debt Incurrence Test" means the test that is set out in paragraph (a) of Clause 12.4 (Incurrence Test).

"Distribution Incurrence Test" means the test that is set out in paragraph (b) of Clause 12.4 (Incurrence Test).

"EBITDA" means, in respect of the Reference Period, the consolidated profit of the Group from ordinary activities according to the latest Financial Report(s):

(a) before deducting any items accounted for as financial expenses under the Accounting Principles whether paid, payable or capitalised by any Group Company (calculated on a consolidated basis);

(b) not including any items accounted for as financial income under the Accounting Principles whether paid or payable to or capitalised in favour of any Group Company (calculated on a consolidated basis);

(c) after adding back any non-cash amount attributable to the amortisation, depreciation or impairment of assets of Group Companies (and taking no account of the reversal of any previous impairment charge made in that Reference Period);

(d) before taking into account any extraordinary items which are not in line with the ordinary course of business provided that such items are not in excess of an amount equal to the higher of (i) USD 15,000,000 (or its equivalent in any other currencies) and (ii) ten (10) per cent. of EBITDA of the Group (as adjusted in accordance with Clause 12.6 (Calculation Adjustments)) in the Reference Period;

(e) excluding any restructuring and exit costs incurred by the Group, or any provision therefor, in the closure and discontinuance of (A) the production facility that was previously under construction in the Zhejiang Province in PRC and intended to be operated by Oatly Thousands of Island Co Ltd and/or (B) the production facility located in Senoko, Singapore and operated by Oatly Singapore Operations & Supply Pte Ltd in an aggregate amount not exceeding USD 35,000,000;

(f) excluding any fees, costs and expenses incurred by the Group relating to minimum order quantities imposed by suppliers to the Group in North America in an aggregate amount not exceeding USD 6,000,000;

(g) before taking into account any Transaction Costs;

(h) not including any accrued interest owing to any Group Company;

(i) before taking into account any unrealised gains or losses on any derivative instrument (other than any derivative instrument which is accounted for on a hedge accounting basis);

(j) before taking into account any non-cash gain or loss arising from an upward or downward revaluation of any other asset or on a disposal of any asset (not being a disposal made in the ordinary course of trading);

(k) after deducting the amount of any profit (or adding back the amount of any loss) of any Group Company which is attributable to minority interests;

(l) plus or minus the Group's share of the profits or losses of entities which are not part of the Group;

(m) before taking into account any pension items;

(n) after adding back (to the extent otherwise deducted) any provisions or costs relating to any share option or incentive schemes of the Group; and

(o) excluding the charge to profit represented by the expensing of stock options,

in each case to the extent added, deducted or taken into account, as the case may be, for the purposes of determining operating profits of the Group before taxation and in each case for that Reference Period and provided that any leasing liability or expense shall, for the purpose of determining EBITDA, be treated in accordance with the principles applied for Finance Leases at such time.

"Equity Delisting" means (i) the delisting of American Depository Shares representing shares in the Issuer ("ADSs") or shares in the Issuer (following a listing of such on a Regulated Market or a US National Exchange) from a Regulated Market or a US National Exchange (unless ADSs or shares (as applicable) in the Issuer are listed on another Regulated Market or a US National Exchange within five (5) Business Days from the relevant delisting) or (ii) trading in the ADSs or shares in the Issuer (as applicable) on the relevant Regulated Market or US National Exchange is suspended for a period of fifteen (15) consecutive Business Days (when that Regulated Market or US National Exchange is at the same time open for trading).

"Excluded Jurisdiction" means PRC.

"Existing RCF" means the revolving credit facility agreement originally dated 14 April 2021 (as amended, amended and restated, and/or supplemented from time to time, including pursuant to an amendment letter dated 11 February 2025) between, inter alios, the Issuer as Company and Original Guarantor, Oatly AB as Original Borrower and Original Guarantor, the financial institutions named therein as Original Lenders and Wilmington Trust (London) Limited as Agent and Security Agent (each as defined therein).

"Event of Default" means an event or circumstance specified in any of the Clauses 14.1 (Non-Payment) to and including Clause 14.10 (Continuation of the Business).

"Final Maturity Date" means the date falling four (4) years after the First Issue Date.

"Finance Documents" means:

(a) these Terms and Conditions;

(b) the Agency Agreement;

(c) the Proceeds Account Pledge Agreement;

(d) the Security Documents;

(e) the Guarantee and Adherence Agreement;

(f) the Intercreditor Agreement; and

(g) any other document designated to be a Finance Document by the Issuer and the Agent.

"Finance Leases" means any finance leases, to the extent the arrangement is or would have been treated as a finance or a capital lease in accordance with the Accounting Principles applicable to the Issuer on the First Issue Date (a lease which in the accounts of the Group is treated as an asset and a corresponding liability), and for the avoidance of doubt, any leases treated as operating leases under the Accounting Principles as applicable to the Issuer on the First Issue Date shall not, regardless of any subsequent changes or amendments of the Accounting Principles, be considered as a finance lease.

"Financial Indebtedness" means any indebtedness for or in respect of:

(a) monies borrowed or raised, including Market Loans;

(b) the amount of any liability in respect of any Finance Leases;

(c) receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

(d) any amount raised under any other transaction (including any forward sale or purchase, sale and sale back or sale and leaseback agreement) having the commercial effect of a borrowing;

(e) in connection with the purchase by any member of the Group of any business or assets, any post-closing payment adjustments, earn out, contingent payment or similar obligations to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing or is otherwise contingent on the happening (or not happening) of a certain event or events;

(f) any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and, when calculating the value of any derivative transaction, only the mark to market value shall be taken into account, provided that if any actual amount is due as a result of a termination or a close-out, such amount shall be used instead);

(g) any counter-indemnity obligation in respect of a guarantee, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution in respect of an underlying liability (but not, in any case, Trade Instruments) of an entity which is not a Group Company which liability would fall within one of the other paragraphs of this definition; and

(h) (without double counting) the amount of any liability in respect of any guarantee for any of the items referred to in paragraphs (a)-(g) above.

"Financial Instruments Accounts Act" means the Swedish Financial Instruments Accounts Act (Sw. lag (1998:1479) om värdepapperscentraler och kontoföring av finansiella instrument).

"Financial Report" means the Group's annual audited financial statements or quarterly interim unaudited reports, which shall be prepared and made available according to Clauses 11.1(a)(i) and 11.1(a)(ii).

"First Call Date" means the date falling 24 months after the First Issue Date.

"First Issue Date" means 30 September 2025.

"Force Majeure Event" has the meaning set forth in Clause 27(a).

"Group" means the Issuer and each of its Subsidiaries from time to time and "Group Company" means any of them.

"Guarantee and Adherence Agreement" means the guarantee and adherence agreement pursuant to which the Guarantors shall, amongst other, (i) guarantee all amounts outstanding under the Finance Documents, including but not limited to the Bonds, plus accrued interests and expenses, (ii) agree to subordinate all subrogation claims, and (iii) undertake to adhere to the terms of the Finance Documents.

"Guarantees" means the guarantees provided by the Guarantors under the Guarantee and Adherence Agreement.

"Guarantors" means the Initial Guarantors, the Subsequent Guarantors and any Material Group Company.

"Incurrence Test" means each of the Debt Incurrence Test and the Distribution Incurrence Test.

"Initial Guarantors" means:

(a) the Issuer;

(b) CEBA;

(c) Oatly AB (reg. no. 556446-1043);

(d) Oatly Sweden Operations & Supply AB (reg. no. 559163-7680);

(e) Oatly EMEA AB (reg. no. 559163-7698); and

(f) Havrekärnan AB (reg. no. 556645-7213).

"Initial Nominal Amount" has the meaning set forth in Clause 2(c).

"Initial Bond Issue" means the issuance of the Initial Bonds.

"Initial Bonds" means the Bonds issued on the First Issue Date.

"Initial Transaction Security" means the initial Security provided for the Secured Obligations pursuant to the Security Documents, consisting of the following Security:

Member of the Group	Security Document
Oatly Group AB (publ)	Swedish law governed pledge agreement in respect of Material Intercompany Loans
Swedish law governed bank account pledge agreement
Swedish law governed pledge of shares held by the Issuer in CEBA
CEBA	Swedish law governed pledge agreement in respect of Material Intercompany Loans
Swedish law governed bank account pledge agreement
Swedish law governed pledge of shares held by CEBA in Oatly AB
Oatly AB	Swedish law governed pledge agreement in respect of Material Intercompany Loans
Swedish law governed bank account pledge agreement
Swedish law governed pledge of shares held by Oatly AB in Oatly EMEA AB
Swedish law governed pledge of shares held by Oatly AB in Oatly Sweden Operations & Supply AB
Swedish law governed pledge of shares held by Oatly AB in Havrekärnan AB
Swedish law governed pledge of Material Intellectual Property
Swedish law governed real business mortgage in respect of existing business mortgage certificates
Oatly Sweden Operations & Supply AB	Swedish law governed pledge agreement in respect of Material Intercompany Loans
Swedish law governed bank account pledge agreement
Swedish law governed real business mortgage in respect of existing business mortgage certificates
Oatly EMEA AB	Swedish law governed pledge agreement in respect of Material Intercompany Loans
Swedish law governed bank account pledge agreement

Swedish law real business mortgage in respect of existing business mortgage certificates
Havrekärnan AB	Swedish law governed pledge agreement in respect of Material Intercompany Loans
Swedish law governed bank account pledge agreement
Swedish law governed real property mortgage in respect of existing real property mortgage certificates

"Insolvent" means, in respect of a relevant Person, that it is deemed to be insolvent, within the meaning of Chapter 2, Sections 7-9 of the Swedish Bankruptcy Act (Sw. konkurslagen (1987:672)) (or its equivalent in any other jurisdiction), admits inability to pay its debts as they fall due, suspends making payments on any of its debts or by reason of actual financial difficulties commences negotiations with its creditors with a view to rescheduling any of its indebtedness (including company reorganisation under the Swedish Company Reorganisation Act (Sw. Lag (2022:964) om företagsrekonstruktion) (or its equivalent in any other jurisdiction)) or is subject to involuntary winding-up, dissolution or liquidation.

"Intercreditor Agreement" means the intercreditor agreement entered into between, amongst other, the Issuer, the super senior RCF creditors under the Super Senior RCF, the facility agent under the Super Senior RCF, certain hedging counterparties, the trustee under the Convertible Notes and/or direct holders of Convertible Notes and the Agent (representing the Bondholders).

"Interest" means the interest on the Bonds calculated in accordance with Clauses 8(a) to 8(c).

"Interest Payment Date" means 10 January, 10 April, 10 July, and 10 October each year. The first Interest Payment Date shall be 10 January 2026. The last Interest Payment Date shall be the Final Maturity Date (or such earlier date on which the Bonds are redeemed in full). To the extent any of the above dates is not a CSD Business Day, the first following day that is a CSD Business Day, unless that day falls in the next calendar month, in which case that date will be the first preceding day that is a CSD Business Day.

"Interest Period" means (i) in respect of the first Interest Period, the period from (but excluding) the First Issue Date to (and including) the first Interest Payment Date, and (ii) in respect of subsequent Interest Periods, the period from (but excluding) an Interest Payment Date to (and including) the next succeeding Interest Payment Date or, if earlier, the relevant Redemption Date.

"Interest Rate" means the Base Rate plus 7.00 per cent. per annum as adjusted by any application of Clause 20 (Replacement of Base Rate).

"Issuer" means Oatly Group AB (publ), a public limited liability company incorporated under the laws of Sweden with reg. no. 559081-1989.

"Issuing Agent" means Nordea Bank Abp, filial i Sverige, or another party replacing it, as Issuing Agent, in accordance with these Terms and Conditions and the CSD regulations.

"Joint Bookrunners" means the Sole Lead Manager and Coöperatieve Rabobank U.A.

"Leverage Ratio" means the ratio of Net Interest Bearing Debt to EBITDA.

"Maintenance Covenant" means the maintenance covenant set out in Clause 12.1 (Maintenance Covenant).

"Market Loan" means any loan or other indebtedness where an entity issues commercial paper, certificates, subordinated debentures, bonds or any other debt securities (including, for the avoidance of doubt, medium term note programmes and other market funding programmes), provided in each case that such instruments and securities are or can be subject to trade on any Regulated Market, MTF or other unregulated recognised market place.

"Material Adverse Effect" means a material adverse effect on:

(a) the business, financial condition or operations of the Group taken as a whole;

(b) the ability of the Obligors to comply with their payment obligations under the Finance Documents; or

(a) the validity or enforceability of the Finance Documents.

"Material Group Company" means, at any time:

(a) the Issuer; or

(b) any Group Company which is nominated as such by the Issuer in accordance with Clause 13.13 (Nomination of Material Group Companies).

"Material Intercompany Loan" means any intercompany loans (in each case excluding any receivables arising under any cash pooling, netting or set-off arrangements) provided by any Obligor to any other Obligor where:

(a) the term of the intercompany loan is at least 12 months (the term to be determined by the Issuer); and

(b) the principal amount thereof, when aggregated with all other intragroup loans with a term of at least 12 months between the same creditor and debtor, is at least in an amount of USD 1,000,000.

"MTF" means any multilateral trading facility as defined in the Markets in Financial Instruments Directive 2014/65/EU (MiFID II), as amended.

"Net Interest Bearing Debt" means the aggregate interest bearing Financial Indebtedness less Cash and Cash Equivalent Investments of the Group in accordance with the applicable Accounting Principles of the Group from time to time (for the avoidance of doubt, excluding any amounts in respect of undrawn letters of credit, bank guarantees, hedging obligations, capital stock, shares, Subordinated Debt, any claims subordinated pursuant to a subordination agreement on terms and conditions satisfactory to the Agent and interest bearing Financial Indebtedness borrowed from any Group Company).

"Net Proceeds" means the proceeds from a Bond Issue after deduction has been made for the Transaction Costs payable by the Issuer to the relevant bookrunner(s) and the Issuing Agent for the services provided in relation to the placement and issuance of the Bonds.

"Nominal Amount" means in respect of each Bond the Initial Nominal Amount, less the aggregate amount by which that Bond has been redeemed in part.

"Obligors" means the Issuer and each Guarantor.

"Permitted Debt" means any Financial Indebtedness:

(a) arising under the Bonds (other than Subsequent Bonds);

(b) arising under a Super Senior RCF in a principal amount not exceeding the higher of (i) SEK 1,250,000,000 (or the equivalent amount in any other currency) and (ii) one hundred (100) per cent. of EBITDA of the Group at any time;

(c) until the Completion Date, arising under;

(i) the Refinancing Debt; and

(ii) the Existing RCF and the Finance Documents (as defined in the Existing RCF);

(d) incurred under (i) the Convertible Notes subordinated in accordance with the Intercreditor Agreement, and (ii) following the occurrence of the Convertible Notes Exchange Event, the Stub Convertible Notes;

(e) incurred under any Subordinated Debt;

(f) to the extent covered by a letter of credit, guarantee or indemnity issued under the Super Senior RCF or any ancillary facility relating thereto;

(g) arising as a result of any trade credit received (including for the avoidance of doubt but not limited to any liability under any advance or deferred purchase agreement) by any Group Company from any of its trading partners in the ordinary course of its trading activities (on normal commercial terms);

(h) as a result of deferred payment arrangements, post-closing payment adjustments, earn out, contingent payment or similar obligations in relation to any transaction permitted by these Terms and Conditions provided that the aggregate amount of such deferred payment arrangements during the life of the Bonds does not exceed (i) USD 10,000,000 (or its equivalent in any other currencies) in any financial year and (ii) USD 20,000,000 (or its equivalent in any other currencies) in aggregate during the lifetime of the Bonds, unless such Financial Indebtedness is subordinated to the obligations of the Issuer under the Finance Documents and has a final maturity date or, when applicable, early redemption dates or instalment dates (including mandatory buy-backs of debt) which occur after the Final Maturity Date;

(i) arising under any Super Senior Hedges;

(j) arising under any derivative transaction entered into:

(i) in connection with protection against or seeking to benefit from fluctuations in any rate or price which is a spot or forward delivery foreign exchange contract entered into in the ordinary course of business and not for speculative purposes;

(ii) for the hedging of actual or projected real exposures arising in the ordinary course of trading activities of a Group Company and not for speculative purposes; or

(iii) under or in connection with the Finance Documents;

(k) incurred as a result of any Group Company acquiring another entity, business or undertaking after the First Issue Date which already had incurred Financial Indebtedness but not incurred or increased or having its maturity date extended in contemplation of, or since that acquisition, provided that such Financial Indebtedness is:

(i) repaid in full within three (3) months of completion of such acquisition; or

(ii) refinanced in full within three (3) months of completion of such acquisition with the Issuer as the new borrower with Financial Indebtedness constituting Permitted Debt pursuant to any other paragraph in "Permitted Debt";

(l) of the Group under any guarantee issued by a Group Company in the ordinary course of business;

(m) incurred by a Group Company from another Group Company (including any cash pool arrangements);

(n) incurred by the Issuer if such Financial Indebtedness meets the Debt Incurrence Test tested pro forma including such incurrence, and

(i) is incurred as a result of a Subsequent Bond Issue; or

(ii) ranks pari passu with the obligations of the Issuer under the Finance Documents and has a final maturity date or, when applicable, early redemption dates or instalment dates (including mandatory buy-backs of debt) which occur after the Final Maturity Date; or

(iii) is subordinated to the obligations of the Issuer under the Finance Documents and has a final maturity date or, when applicable, early redemption dates or instalment dates (including mandatory buy-backs of debt) which occur after the Final Maturity Date;

(o) in respect of export credit agency financing in an aggregate principal amount not to exceed the higher of (i) USD 10,000,000 (or its equivalent in any other currencies) and (ii) fifteen (15) per cent. of EBITDA of the Group (as adjusted in accordance with Clause 12.6 (Calculation Adjustments));

(p) incurred under Finance Leases, provided that the aggregate capital value of all such items so financed or leased under outstanding Finance Leases by Group Companies does not exceed the higher of (i) USD 15,000,000 (or its equivalent in other currencies) and (ii) ten (10) per cent. of EBITDA of the Group (as adjusted in accordance with Clause 12.6 (Calculation Adjustments));

(q) incurred pursuant to any Finance Leases incurred under any rental leases for office premises and/or production facilities in the ordinary course of business;

(r) arising under any pension and tax liabilities in the ordinary course of business by any Group Company;

(s) incurred under any PRC Facilities in an aggregate principal amount not exceeding the higher of (i) USD 50,000,000 and (ii) ten (10) per cent. of EBITDA of the Group at any time;

(t) arising under any counter-indemnity obligation in respect of a guarantee, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution in respect of an underlying liability in the ordinary course of business of a Group Company;

(u) incurred in connection with the redemption of the Bonds in order to fully refinance the Bonds and provided further that such Financial Indebtedness is subject to an escrow arrangement up until the redemption of the Bonds (taking into account the rules and regulations of the CSD), for the purpose of securing, inter alia, the redemption of the Bonds; and

(v) if not permitted by any of paragraphs (a)-(u) above, the principal amount of which does not in aggregate at any time exceed the higher of (i) USD 10,000,000 (or its equivalent in other currencies) and (ii) ten (10) per cent. of EBITDA of the Group (as adjusted in accordance with Clause 12.6 (Calculation Adjustments)).

"Permitted Distribution Amount" means fifty (50) per cent. of the consolidated net profit (defined as profit / loss after taxes) of the Issuer for the previous financial year for which Financial Reports of the Issuer are available (for the avoidance of doubt, with no carry-forward).

"Permitted Merger" means a merger between Group Companies provided that:

(a) the transferee Group Company shall be or prior to completion of the relevant merger become a Guarantor if the transferor Group Company is a Guarantor;

(b) any transferor Group Company the shares of which are subject to the Transaction Security may only be merged with a transferee Group Company the shares of which are, or will prior to completion of the relevant merger be, subject to Security in favour of the Secured Parties; and

(c) immediately following the merger the Transaction Security granted to the Secured Parties is the same or equivalent following the merger, except if such Transaction Security constitutes Security over intra-group loans granted between the Group Companies that are to be merged in which case the merger shall be permitted notwithstanding that such Transaction Security will not remain following the merger provided that the Agent (acting in its sole discretion) have given its consent thereto.

in each case provided that the conditions precedent which shall otherwise be delivered in connection with granting any Guarantees and/or Transactions Security have been delivered (on the terms and conditions as set out herein).

"Permitted Security" means any:

(a) Security provided under the Finance Documents and otherwise permitted pursuant to the Intercreditor Agreement (including, for the avoidance of doubt Transaction Security and any cash cover for any ancillary facility under any Super Senior RCF);

(b) Security up until the Completion Date, under (i) the Refinancing Debt and (ii) the Existing RCF;

(c) Security arising by operation of law or in the ordinary course of business (including under any bank account terms and conditions and collateral or retention of title arrangements in connection with Advance Purchase Agreements but, for the avoidance of doubt, not including guarantees or security in respect of any monies borrowed or raised);

(d) Security arising under any netting or set off arrangements under financial derivatives transactions or bank account arrangements, including any group cash pool arrangements;

(e) Security provided in relation to any lease agreement entered into by a Group Company in the ordinary course of business and on normal commercial terms;

(f) Security provided over any assets being subject to a Finance Lease, permitted pursuant to paragraph (p) of the definition of "Permitted Debt";

(g) Security subsisting as a result of any Group Company acquiring another entity after the First Issue Date which entity already had provided security for Financial Indebtedness permitted under paragraph (k) of the definition of "Permitted Debt", provided that such security is discharged and released in full upon the refinancing or repayment of such Financial Indebtedness as set out therein;

(h) Security affecting any asset acquired by any Group Company after the First Issue Date, provided that such security is discharged and released in full within 90 days of such acquisition;

(i) Security created for the benefit of the financing providers in relation to a refinancing of the Bonds in full, however provided always that any perfection requirements in relation thereto are satisfied after repayment of the Bonds in full (other than with respect to an escrow account (if applicable) which may be perfected in connection with the incurrence of such debt);

(j) Security provided for any guarantees issued by a Group Company in the ordinary course of business;

(k) Security provided by or over a Group Company to secure any Permitted Debt referred to in paragraphs (b), (c), (i) and (n) of the definition "Permitted Debt";

(l) Security arising as a result of legal proceedings being contested in good faith and which is discharged within 30 days of such Security first arising;

(m) Security in respect of Financial Indebtedness under export credit agency backed loans permitted pursuant to paragraph (o) of the definition of "Permitted Debt" provided that such Security is over the asset(s) to which such export credit agency backed loan relates;

(n) Security created in relation to any working capital facilities permitted under paragraph (s) of the definition of Permitted Debt; and

(o) if not permitted by any of paragraphs (a)-(n) above, Security which does not at any time secure indebtedness, the principal amount of which in aggregate exceeds the higher of (i) USD 10,000,000 (or its equivalent in other currencies) and (ii) ten (10) per cent. of EBITDA of the Group (as adjusted in accordance with Clause 12.6 (Calculation Adjustments)).

"Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organisation, government, or any agency or political subdivision thereof or any other entity, whether or not having a separate legal personality.

"PRC" means the people's republic of China.

"PRC Facilities" means local lines of credit or working capital facilities incurred by members of the Group organised in PRC and that are not guaranteed by any Group Company outside PRC or secured by the assets of any Group Company organized outside PRC.

"Proceeds Account" means a bank account of the Issuer, into which the Net Proceeds will be transferred and which has been pledged in favour of the Agent and the Bondholders (represented by the Agent) under the Proceeds Account Pledge Agreement.

"Proceeds Account Pledge Agreement" means the pledge agreement entered into between the Issuer and the Agent on or prior to the First Issue Date in respect of a first priority pledge over the Proceeds Account and all funds held on the Proceeds Account from time to time, granted in favour of the Agent and the Bondholders (represented by the Agent).

"Quotation Day" means, in relation to (i) an Interest Period for which an Interest Rate is to be determined, two (2) CSD Business Days before the immediately preceding Interest

Payment Date (or in respect of the first Interest Period, two (2) CSD Business Days before the First Issue Date), or (ii) any other period for which an Interest Rate is to be determined, two (2) CSD Business Days before the first day of that period.

"Record Date" means the fifth (5) CSD Business Day prior to (i) an Interest Payment Date, (ii) a Redemption Date, (iii) a date on which a payment to the Bondholders is to be made under Clause 15 (Distribution of Proceeds), (iv) the date of a Bondholders' Meeting, or (v) another relevant date, or in each case such other CSD Business Day falling prior to a relevant date if generally applicable on the Swedish bond market.

"Redemption Date" means the date on which the relevant Bonds are to be redeemed or repurchased in accordance with Clause 9 (Redemption and Repurchase of the Bonds).

"Reference Date" means 31 March, 30 June, 30 September and 31 December in each year for as long as any Bonds are outstanding.

"Reference Period" means each period of 12 consecutive calendar months.

"Refinancing Debt" means the financing arrangements arising under the credit agreement originally dated 18 April 2023 (as amended, amended and restated, and/or supplemented from time to time, including pursuant to amendment no. 5 dated 11 February 2025) between, inter alios, the Issuer as Parent, Oatly AB as Swedish Borrower and the Lenders party thereto (each as defined therein).

"Regulated Market" means any regulated market as defined in the Markets in Financial Instruments Directive 2014/65/EU (MiFID II), as amended.

"Relevant Shareholders" means Nativus Company Limited, Verlinvest S.A., China Resources Company Limited, China Resources Inc. and Blackstone.

"Restricted Payment" has the meaning set forth in Clause 13.2(a).

"Secured Obligations" shall have the meaning given to such term in the Intercreditor Agreement.

"Secured Parties" shall have the meaning given to such term in the Intercreditor Agreement.

"Securities Account" means the account for dematerialised securities (Sw. avstämningsregister) maintained by the CSD pursuant to the Financial Instruments Accounts Act in which (i) an owner of such security is directly registered or (ii) an owner's holding of securities is registered in the name of a nominee.

"Security" means a mortgage, charge, pledge, lien, security assignment or other security interest securing any obligation of any Person, or any other agreement or arrangement having a similar effect.

"Security Agent" means the security agent appointed by the Secured Parties pursuant to the Intercreditor Agreement, holding the Transaction Security on behalf of the Secured Parties, initially being Nordic Trustee & Agency AB (publ), reg. no. 556882-1879.

"Security Documents" means the security documents pursuant to which the Transaction Security is created and any other document designated as a Security Document by the Issuer and the Security Agent.

"Subordinated Debt" means any loan made to the Issuer as debtor, if such loan:

(a) according to the Intercreditor Agreement or a subordination agreement on terms and conditions satisfactory to the Agent is subordinated to the obligations of the Issuer under the Finance Documents;

(b) according to its terms yield only payment-in-kind interest and/or, in relation to the Convertible Notes, cash interest that is payable after the Final Maturity Date;

(c) according to its terms has a final redemption date or, when applicable, mandatory early redemption dates or instalment dates (including mandatory buy-backs of debt) which occur (i) after the Final Maturity Date (unless a Restricted Payment is permitted under the Finance Documents) or (ii) in relation to the Convertible Notes, up until the occurrence of the Convertible Notes Exchange Event, 14 June 2028; and

(d) according to its terms, or otherwise by limitation of the Intercreditor Agreement, yield only payment-in-kind interest and/or cash interest that is payable after (i) the Final Maturity Date or (ii) in relation to the Convertible Notes, up until the occurrence of the Convertible Notes Exchange Event, 14 June 2028.

"Sole Lead Manager" means Nordea Bank Abp.

"STIBOR" means:

(a) the Stockholm interbank offered rate (STIBOR) administered by the Base Rate Administrator for the offering of deposits in Swedish Kronor and for a period equal to the relevant Interest Period, as displayed on page STIBOR= of the LSEG screen (or through such other system or on such other page as replaces the said system or page) as of or around 11.00 a.m. on the Quotation Day;

(b) if no rate as described in paragraph (a) above is available for the relevant Interest Period, the rate determined by the Issuing Agent by linear interpolation between the two closest rates for STIBOR fixing, as displayed on page STIBOR= of the LSEG screen (or any replacement thereof) as of or around 11.00 a.m. on the Quotation Day for the offering of deposits in Swedish Kronor;

(c) if no rate as described in paragraph (a) or (b) above is available for the relevant Interest Period, the arithmetic mean of the Stockholm interbank offered rates (rounded upwards to four decimal places) as supplied to the Issuing Agent at its request quoted by leading banks in the Stockholm interbank market reasonably selected by the Issuing Agent, for deposits of SEK 100,000,000 for the relevant period; or

(d) if no rate as described in paragraph (a) or (b) above is available for the relevant Interest Period and no quotation is available pursuant to paragraph (c) above,

the interest rate which according to the reasonable assessment of the Issuing Agent best reflects the interest rate for deposits in Swedish Kronor offered in the Stockholm interbank market for the relevant period, and if any such rate is below zero, STIBOR will be deemed to be zero.

"Subsequent Bond Issue" has the meaning set forth in Clause 2(f).

"Subsequent Bonds" means any Bonds issued after the First Issue Date on one or more occasions.

"Subsequent Guarantors" means:

(a) Oatly UK Limited (reg. no. 08038012);

(b) Oatly Inc. (reg. no. 5942229);

(c) Oatly US Inc. (reg. no. 7713489);

(d) Oatly US Operations & Supply Inc. (reg. no. 7331326);

(e) Oatly Germany GmbH (HRB 193208 B);

(f) Oatly Netherlands Operations & Supply B.V. (reg. no. 73642754); and

(g) Oatly Netherlands B.V. (reg. no. 73642746).

"Subsequent Transaction Security" means the subsequent Security provided for the Secured Obligations pursuant to the Security Documents, consisting of the following Security:

Member of the Group	Security Document
Oatly AB	New York law governed trademark security agreement
New York law governed patent security agreement
English law governed charge in respect of Material Intellectual Property
Dutch law governed pledge in respect of Material Intellectual Property
New York law governed pledge of shares held by Oatly AB in Oatly Inc.
English law governed share charge of shared held by Oatly AB in Oatly UK Limited
German law governed pledge of shares held by Oatly AB in Oatly Germany GmbH
Dutch law governed deed of pledge of shares held by in Oatly Netherlands B.V.
Dutch law governed deed of pledge of shares held by Oatly AB in Oatly Netherlands Operations & Supply B.V.

Oatly UK Limited	English law governed debenture
Oatly Inc.	New York law governed collateral agreement
Oatly US Inc.	New York law governed collateral agreement
Oatly US Operations & Supply Inc.	New York law governed collateral agreement
New Jersey law governed mortgage in respect of the Millville real property
Oatly Netherlands Operations & Supply B.V.	Dutch law governed security agreement
Oatly Netherlands B.V.	Dutch law governed security agreement

"Subsidiary" means, in respect of which such Person, directly or indirectly:

(a) owns shares or ownership rights representing more than fifty (50) per cent. of the total number of votes held by the owners;

(b) otherwise controls more than fifty (50) per cent. of the total number of votes held by the owners; or

(c) has the power to appoint and remove all, or the majority of, the members of the board of directors or other governing body.

"Super Senior Debt" has the meaning given thereto in the Intercreditor Agreement.

"Super Senior Hedges" means hedging transactions entered into by a Group Company in respect of payments to be made under the Bonds or for hedging exposures (including hedging exposures in relation to fluctuation in currency rates) arising in the ordinary course of business, but not for speculative or investment purposes, to the extent the hedging counterparty has acceded to the Intercreditor Agreement.

"Super Senior RCF" has the meaning given thereto in the Intercreditor Agreement.

"Swedish Companies Act" means the Swedish Companies Act (Sw. Aktiebolagslag (2005:551)).

"Swedish Kronor" and "SEK" means the lawful currency of Sweden.

"Total Nominal Amount" means the total aggregate Nominal Amount of the Bonds outstanding at the relevant time.

"Trade Instruments" means any performance bonds, advance payment bonds or documentary letters of credit issued in respect of the obligations of any Group Company arising in the ordinary course of trading of that Group Company.

"Transaction Costs" means all fees, costs and expenses and stamp, transfer, registration, notarial and other taxes incurred by any Group Company directly or indirectly in connection with the Finance Documents, any Super Senior Debt, any Subordinated Debt, the Convertible Notes, any Bond Issue, the admission to trading of any Bonds, any actual or aborted acquisition and/or disposal, the refinancing of the Refinancing Debt and any hedging costs incurred by way of one-off payments incurred in implementing any hedging strategy.

"Transaction Security" means the Security provided for the Secured Obligations pursuant to the Security Documents, initially being the Initial Transaction Security and subsequently the Subsequent Transaction Security.

"US National Exchange" means a national securities exchange registered with the United States Securities and Exchange Commission.

"Written Procedure" means the written or electronic procedure for decision making among the Bondholders in accordance with Clause 18 (Written Procedure).

1.2 Construction

(a) Unless a contrary indication appears, any reference in these Terms and Conditions to:

(i) "assets" includes present and future properties, revenues and rights of every description;

(ii) any agreement or instrument is a reference to that agreement or instrument as supplemented, amended, novated, extended, restated or replaced from time to time;

(iii) a "regulation" includes any regulation, rule or official directive (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency or department;

(iv) an Event of Default is continuing if it has not been remedied or waived;

(v) a provision of law is a reference to that provision as amended or re-enacted; and

(vi) a time of day is a reference to Stockholm time.

(b) When ascertaining whether a limit or threshold specified in Swedish Kronor has been attained or broken, an amount in another currency shall be counted on the basis of the rate of exchange for such currency against Swedish Kronor for the previous Business Day, as published by the Swedish Central Bank (Sw. Riksbanken) on its website (www.riksbank.se). If no such rate is available, the most recently published rate shall be used instead.

(c) A notice shall be deemed to be sent by way of press release if it is made available to the public within Sweden promptly and in a non-discriminatory manner.

(d) No delay or omission of the Agent, the Security Agent or of any Bondholder to exercise any right or remedy under the Finance Documents shall impair or operate as a waiver of any such right or remedy.

(e) The privacy notice and any other information contained in this document before the table of contents section do not form part of these Terms and Conditions and may be updated without the consent of the Bondholders and the Agent.

2. Status of the Bonds

(a) The Bonds are denominated in Swedish Kronor and each Bond is constituted by these Terms and Conditions. The Issuer undertakes to make payments in relation to the Bonds and to comply with these Terms and Conditions.

(b) By subscribing for Bonds, each initial Bondholder agrees that the Bonds shall benefit from and be subject to the Finance Documents and by acquiring Bonds, each subsequent Bondholder confirms such agreement.

(c) The initial nominal amount of each Initial Bond is SEK 1,250,000 (the "Initial Nominal Amount"). The Total Nominal Amount of the Initial Bonds on the First Issue Date is SEK 1,700,000,000. All Initial Bonds are issued on a fully paid basis at an issue price of 100 per cent. of the Initial Nominal Amount.

(d) The minimum permissible investment in a Bond Issue is SEK 1,250,000.

(e) The ISIN of the Bonds is SE0026141756.

(f) Provided that the Debt Incurrence Test is met (calculated pro forma including the Subsequent Bond Issue) and no Event of Default is continuing or would result from such issue, the Issuer may, on one or several occasions after the First Issue Date, issue Subsequent Bonds (each such issue, a "Subsequent Bond Issue"). Subsequent Bonds shall benefit from and be subject to the Finance Documents, and, for the avoidance of doubt, the ISIN, the Interest Rate, the Nominal Amount and the Final Maturity Date applicable to the Initial Bonds shall apply to Subsequent Bonds. The price of the Subsequent Bonds may be set at a discount, at par or at a premium compared to the Nominal Amount. The maximum Total Nominal Amount of the Bonds (the Initial Bonds and all Subsequent Bonds) may not exceed SEK 2,700,000,000 unless a consent from the Bondholders is obtained in accordance with Clause 16(f)(i). Each Subsequent Bond shall entitle its holder to Interest in accordance with Clause 8(a), and otherwise have the same rights as the Initial Bonds.

(g) Subject to the Intercreditor Agreement, the Bonds constitute direct, general, unconditional, unsubordinated and secured obligations of the Issuer and shall at all times rank (i) without any preference among them and (ii) at least pari passu with all direct, unconditional, unsubordinated and unsecured obligations of the Issuer, except (A) those obligations which are mandatorily preferred by law and (B) the super senior ranking of the Super Senior Debt.

(h) The Bonds are freely transferable but the Bondholders may be subject to purchase or transfer restrictions with regard to the Bonds, as applicable, under local laws to which a Bondholder may be subject. Neither the Issuer nor the Agent shall be responsible to ensure compliance with such laws and each

Bondholder must ensure compliance with such restrictions at its own cost and expense.

(i) No action is being taken in any jurisdiction that would or is intended to permit a public offering of the Bonds or the possession, circulation or distribution of any document or other material relating to the Issuer or the Bonds in any jurisdiction other than Sweden, where action for that purpose is required. Each Bondholder must inform itself about, and observe, any applicable restrictions to the transfer of material relating to the Issuer or the Bonds.

3. Use of Proceeds

(a) The proceeds from the Initial Bond Issue shall be used to:

(i) refinance the Refinancing Debt;

(ii) finance the cash repurchase of Convertible Notes in part in a maximum aggregate amount of USD 27,500,000;

(iii) finance general corporate purposes; and

(iv) finance Transaction Costs.

(b) The proceeds from any Subsequent Bond Issue shall be used to:

(i) finance general corporate purposes, including investments and acquisitions;

(ii) finance the repurchase of Stub Convertible Notes; and

(iii) finance Transaction Costs.

4. Conditions Precedent and Conditions Subsequent

4.1 Conditions Precedent for Initial Bond Issue

(a) The payment of the Net Proceeds from the Initial Bond Issue to the Proceeds Account is subject to the Agent having received the following documents and evidences:

(i) copies of constitutional documents of the Issuer;

(ii) copy of the board resolutions (including authorisations) from the Issuer;

(iii) a duly executed copy of these Terms and Conditions;

(iv) a duly executed copy of the Agency Agreement; and

(v) a duly executed copy of the Proceeds Account Pledge Agreement and evidence (in the form of a signed notice) that the security interests thereunder have been duly perfected in accordance with the terms thereof.

(b) On the First Issue Date, provided that the conditions precedent set out under paragraph (a) above have been received by the Agent or waived, the Agent shall instruct the Issuing Agent to transfer the Net Proceeds to the Proceeds Account.

4.2 Conditions Precedent for Refinancing Debt Disbursement

(a) For the purpose of disbursing Net Proceeds from the Proceeds Account to be applied towards purposes in accordance with paragraphs (a)(i), (a)(iii) and (a)(iv) of Clause 3 (Use of Proceeds), the Issuer shall provide, or procure the provision of, to the Agent:

(i) constitutional documents and board resolutions (approving the relevant Finance Documents and authorising a signatory/-ies to execute the Finance Documents) for the Issuer and each other party to a Finance Document specified under this Section (other than the Agent), together constituting evidence that the Finance Documents specified under this paragraph (a) have been duly executed;

(ii) the Intercreditor Agreement, duly executed by the relevant parties thereto and binding the holders of the Convertible Notes;

(iii) the Guarantee and Adherence Agreement, duly executed by the Initial Guarantors and the Agent;

(iv) the Security Documents with respect to the Initial Transaction Security duly executed by the parties thereto and evidence that the security interests thereunder have been, or will be immediately following disbursement, duly perfected and that all documents, required to be delivered thereunder, have been or will be delivered, in accordance with the terms of the relevant Security Document;

(v) evidence by way of an executed prepayment and cancellation notice and a funds flow statement (the "Funds Flow") that the Refinancing Debt will be repaid and cancelled in full in connection with disbursement of the Net Proceeds from the Proceeds Account;

(vi) evidence by way of a release letter that the security and guarantees existing in favour of the Refinancing Debt will be released and discharged upon repayment of the Refinancing Debt;

(vii) an agreed form Compliance Certificate;

(viii) legal opinion(s) on the capacity and due execution, in respect of any non-Swedish Group Company being party to a Finance Document issued by a reputable law firm; and

(ix) legal opinion(s) on the validity and enforceability of any Finance Document not governed by Swedish law issued by a reputable law firm.

(b) When the conditions precedent for disbursement set out in Clause 4.2(a) have been received by the Agent, the Agent shall promptly instruct the bank (with which the Issuer holds the Proceeds Account) to transfer the funds, save for any amount for repurchase of Convertible Notes in accordance with paragraph (a)(ii) of Clause 3 (Use of Proceeds), in accordance with the Funds Flow.

(c) If the conditions precedent for the initial disbursement set out in Clause 4.2(a) have not been received by or waived by the Agent within sixty (60) days from the First Issue Date, the Issuer shall repurchase all Bonds at a price equal to 101 per cent. of the Initial Nominal Amount together with any accrued Interest. Any funds distributed by the Agent to the Bondholders in accordance with the Proceeds Account Pledge Agreement shall be deemed to be paid by the Issuer for the redemption under this Clause 4.2(c). Any shortfall shall be covered by the Issuer. The repurchase date shall fall no later than thirty (30) Business Days after the ending of the sixty (60) days period referred to above.

4.3 Conditions Precedent for Convertible Notes Disbursement

(a) For the purpose of disbursing Net Proceeds from the Proceeds Account to be applied towards purposes in accordance with paragraph (a)(ii) of Clause 3 (Use of Proceeds) (on one or several occasions, and in a maximum aggregate cash amount of USD 27,500,000), the Issuer shall provide, or procure the provision of, to the Agent:

(i) if the Issuer has not yet satisfied each condition precedent specified in Clause 4.2 (Conditions Precedent for Refinancing Debt Disbursement):

(A) a copy of a duly executed irrevocable and unconditional prepayment and cancellation notice with respect to the Refinancing Debt and a duly executed irrevocable release letter with respect to the transaction security and guarantees granted in respect of the Refinancing Debt; and

(B) the Intercreditor Agreement, duly executed and binding at least the Agent, each Group Company required to be party thereto and the holders of the Convertible Notes;

(ii) copy of a duly executed repurchase agreement with respect to the relevant Convertible Notes subject to the repurchase and relevant disbursement;

(iii) a certificate confirming that all closing conditions for the cash repurchase of the relevant Convertible Notes (other than (A) the receipt of the funds standing on the Proceeds Account, and (B) the Issuer's simultaneous delivery of relevant American Depository Shares representing shares in the Issuer) have been satisfied or waived and that the cash repurchase will be consummated immediately upon disbursement of the remaining funds from the Proceeds Account; and

(iv) evidence that the cash repurchase of the relevant Convertible Notes will be effected immediately following the disbursement from the Proceeds Account by way of a funds flow.

(b) When the conditions precedent for disbursement set out in Clause 4.3(a) have been received by the Agent, the Agent shall promptly instruct the bank (with which the Issuer holds the Proceeds Account) to transfer the funds standing on the Proceeds Account in an amount necessary for the purpose of repurchasing the relevant Convertible Notes in accordance with the payment instructions provided by the Issuer.

(c) Provided that the disbursement has been made in accordance with Clause 4.2 (Conditions Precedent for Refinancing Debt Disbursement), if the remaining balance on the Proceeds Account, following transfer of funds in accordance with this Clause 4.3, would be less than SEK 5,000,000, such remaining balance shall be transferred to the Issuer in accordance with its instructions. When the balance on the Proceeds Account has been reduced to zero, the Agent shall release the pledge over the Proceeds Account.

(d) If the conditions precedent for the disbursement set out in Clause 4.3(a) have not been received by or waived by the Agent within 60 days from the First Issue Date, the Issuer shall use the remaining funds on the Proceeds Account to partially redeem all Bonds pro rata at a price equal to 101 per cent. of the Initial Nominal Amount together with any accrued Interest. The funds on the Proceeds Account shall in such case be applied to redeem the Bonds on behalf of the Issuer. The partial redemption date shall fall on the first Interest Payment Date following the ending of the 60 days period referred to above.

4.4 Conditions Subsequent

The Issuer shall no later than 60 days following the first disbursement of the Net Proceeds from the Proceeds Account provide the Agent with the following:

(a) constitutional documents and corporate resolutions (approving the relevant Finance Documents and authorising a signatory/-ies to execute the Finance Documents) for the Issuer and each other party to a Finance Document specified under this Clause 4.4 (other than the Agent), together constituting evidence that the Finance Documents specified under this Clause 4.4 have been duly executed;

(b) accession letters to the Intercreditor Agreement, duly executed by the relevant Group Companies which are to be parties thereto;

(c) accession letters to the Guarantee and Adherence Agreement with respect to each Subsequent Guarantor, duly executed by the relevant Group Companies which are to be parties thereto;

(d) the Security Documents with respect to the Subsequent Transaction Security duly executed by the parties thereto and evidence that the security interests thereunder have been, or will be immediately following disbursement, duly perfected and that all documents, required to be delivered thereunder, have been or will be delivered, in accordance with the terms of the relevant Security Document;

(e) legal opinion(s) on the capacity and due execution, in respect of any non-Swedish Group Company being party to a Finance Document issued by a reputable law firm; and

(f) legal opinion(s) on the validity and enforceability of any Finance Document not governed by Swedish law issued by a reputable law firm.

4.5 Miscellaneous

(a) The Agent may assume that the documentation and evidence delivered to it pursuant to this Clause 4 is accurate, legally valid, enforceable, correct, true and complete unless it has actual knowledge to the contrary and the Agent does not have to verify or assess the contents of any such documentation. The Agent does not have any obligation to review the documentation and evidence referred to in Clause 4 from a legal or commercial perspective of the Bondholders.

(b) Notwithstanding anything to the contrary herein, the security granted over the Proceeds Account shall not be released until all conditions precedent pursuant to Clause 4.1 (Conditions Precedent for Initial Bond Issue), 4.2 (Conditions Precedent for Refinancing Debt Disbursement) and Clause 4.3 (Conditions Precedent for Convertible Notes Disbursement) have been received by or waived by the Agent.

5. Bonds in Book-Entry Form

(a) The Bonds will be registered for the Bondholders on their respective Securities Accounts and no physical notes will be issued. Accordingly, the Bonds will be registered in accordance with the Financial Instruments Accounts Act. Registration requests relating to the Bonds shall be directed to an Account Operator.

(b) Those who according to assignment, Security, the provisions of the Swedish Children and Parents Code (Sw. föräldrabalken (1949:381)), conditions of will or deed of gift or otherwise have acquired a right to receive payments in respect of a Bond shall register their entitlements to receive payment in accordance with the Financial Instruments Accounts Act.

(c) The Issuer (and the Agent when permitted under the CSD's applicable regulations) shall be entitled to obtain information from the debt register (Sw. skuldbok) kept by the CSD in respect of the Bonds. At the request of the Agent, the Issuer shall promptly obtain such information and provide it to the Agent.

(d) For the purpose of or in connection with any Bondholders' Meeting or any Written Procedure, the Issuing Agent shall be entitled to obtain information from the debt register kept by the CSD in respect of the Bonds.

(e) The Issuer shall issue any necessary power of attorney to such Persons employed by the Agent, as notified by the Agent, in order for such individuals to independently obtain information directly from the debt register kept by the CSD in respect of the Bonds. The Issuer may not revoke any such power of attorney unless directed by the Agent or unless consent thereto is given by the Bondholders.

6. Right to Act on Behalf of a Bondholder

(a) If any Person other than a Bondholder wishes to exercise any rights under the Finance Documents, it must obtain a power of attorney or other proof of authorisation from the Bondholder or a successive, coherent chain of powers of attorney or proofs of authorisation starting with the Bondholder and authorising such Person.

(b) A Bondholder may issue one or several powers of attorney or other authorisation to third parties to represent it in relation to some or all of the Bonds held by it. Any such representative may act independently under the Finance Documents in relation to the Bonds for which such representative is entitled to represent the Bondholder and may further delegate its right to represent the Bondholder by way of a further power of attorney.

(c) The Agent shall only have to examine the face of a power of attorney or other proof of authorisation that has been provided to it pursuant to Clause 6(b) and may assume that it has been duly authorised, is valid, has not been revoked or superseded and that it is in full force and effect, unless otherwise is apparent from its face.

(d) These Terms and Conditions shall not affect the relationship between a Bondholder who is the nominee (Sw. förvaltare) with respect to a Bond and the owner of such Bond, and it is the responsibility of such nominee to observe and comply with any restrictions that may apply to it in this capacity.

7. Payments in Respect of the Bonds

(a) Any payment or repayment under the Finance Documents, or any amount due in respect of a repurchase of any Bonds, shall be made to such Person who is registered as a Bondholder on the Record Date prior to an Interest Payment Date or other relevant due date, or to such other Person who is registered with the CSD on such date as being entitled to receive the relevant payment, repayment or repurchase amount.

(b) Provided that a Bondholder has registered an income account (Sw. avkastningskonto) for the relevant Securities Account on the applicable Record Date, the CSD shall procure that principal, interest and other payments under the Bonds are deposited to such income account on the relevant payment date. If an income account has not been registered on the Record Date for the payment, no payment will be effected by the CSD to such Bondholder. The outstanding amount will instead be held by the Issuer until the person that was registered as a Bondholder on the relevant Record Date has made a valid request for such amount. Should the CSD, due to a delay on behalf of the Issuer or some other obstacle, not be able to effect payments as aforesaid, the Issuer shall procure that such amounts are paid to the persons who are registered as Bondholders on the relevant Record Date as soon as possible after such obstacle has been removed.

(c) If, due to any obstacle for the CSD, the Issuer cannot make a payment or repayment, such payment or repayment may be postponed until the obstacle has been removed. Interest shall accrue without any default interest in accordance with Clause 8(d) during such postponement.

(d) If payment or repayment is made in accordance with this Clause 7, the Issuer and the CSD shall be deemed to have fulfilled their obligation to pay, irrespective of whether such payment was made to a Person not entitled to receive such amount (unless the Issuer has actual knowledge of the fact that the payment was made to the wrong person).

(e) The Issuer is not liable to gross-up any payments under the Finance Documents by virtue of any withholding tax, public levy or the similar.

8. Interest

(a) Each Initial Bond carries Interest at the Interest Rate applied to the Nominal Amount from (but excluding) the First Issue Date up to (and including) the relevant Redemption Date. Any Subsequent Bond will carry Interest at the Interest Rate applied to the Nominal Amount from (but excluding) the Interest Payment Date falling immediately prior to its issuance (or the First Issue Date if there is no such Interest Payment Date) up to (and including) the relevant Redemption Date.

(b) Interest accrues during an Interest Period. Payment of Interest in respect of the Bonds shall be made to the Bondholders on each Interest Payment Date for the preceding Interest Period.

(c) Interest shall be calculated on the basis of the actual number of days in the Interest Period in respect of which payment is being made divided by 360 (actual/360-days basis).

(d) If the Issuer fails to pay any amount payable by it under the Finance Documents on its due date, default interest shall accrue on the overdue amount from (but excluding) the due date up to (and including) the date of actual payment at a rate which is two (2) percentage points higher than the Interest Rate. Accrued default interest shall not be capitalised. No default interest shall accrue where the failure to pay was solely attributable to the Agent, the Issuing Agent or the CSD, in which case the Interest Rate shall apply instead.

9. Redemption and Repurchase of the Bonds

9.1 Redemption at maturity

The Issuer shall redeem all, but not only some, of the outstanding Bonds in full on the Final Maturity Date with an amount per Bond equal to 100 per cent. of the Nominal Amount together with accrued but unpaid Interest. If the Final Maturity Date is not a CSD Business Day, then the redemption shall occur on the first following CSD Business Day.

9.2 Issuer's purchase of Bonds

Each Group Company may, subject to applicable law, at any time and at any price purchase Bonds on the market or in any other way. Any Bonds held by a Group Company may at such Group Company's discretion be retained or sold but not cancelled (other than in connection with a redemption or repurchase of the Bonds in full).

9.3 Voluntary total redemption (call option)

(a) The Issuer may redeem all, but not only some, of the outstanding Bonds in full:

(i) any time from and including the First Issue Date to, but excluding, the First Call Date at an amount per Bond equal to the present value of the sum of (A) 104.5595 per cent. of the Nominal Amount and (B) the remaining interest payments, calculated in accordance with Clause 9.3(c), up to but excluding the First Call Date together with accrued but unpaid Interest;

(ii) any time from and including the First Call Date to, but excluding, the date falling 30 months after the First Issue Date at an amount per Bond equal to 104.5595 per cent. of the Nominal Amount, together with accrued but unpaid Interest;

(iii) any time from and including the date falling 30 months after the First Issue Date to, but excluding, the date falling 36 months after the First Issue Date at an amount per Bond equal to 103.1917 per cent. of the Nominal Amount, together with accrued but unpaid Interest;

(iv) any time from and including the date falling 36 months after the First Issue Date to, but excluding, the date falling 42 months after the First Issue Date at an amount per Bond equal to 102.2798 per cent. of the Nominal Amount, together with accrued but unpaid Interest;

(v) any time from and including the date falling 42 months after the First Issue Date to, but excluding, the date falling 45 months after the First Issue Date at an amount per Bond equal to 100.9119 per cent. of the Nominal Amount, together with accrued but unpaid Interest; and

(vi) any time from and including the date falling 45 months after the First Issue Date to, but excluding, the date Final Maturity Date at an amount per Bond equal to 100 per cent. of the Nominal Amount, together with accrued but unpaid Interest.

(b) Redemption in accordance with Clause 9.3(a) shall be made by the Issuer giving not less than fifteen (15) Business Days' notice to the Bondholders and the Agent. The notice shall specify the Redemption Date and also the Record Date on which a person shall be registered as a Bondholder to receive the amounts due on such Redemption Date. Any such notice is irrevocable but may, at the Issuer's discretion, contain one or more conditions precedent. Upon expiry of such notice and the fulfilment of the conditions precedent (if any), the Issuer is bound to redeem the Bonds in full at the applicable amounts.

(c) For the purpose of calculating the present value referred to in Clause 9.3(a)(i) above a discount rate of 2.5152 per cent. per annum shall be applied, and for the purpose of calculating the remaining interest payments pursuant to Clause 9.3(a)(i) above it shall be assumed that the Interest Rate for the period from the relevant record date to the First Call Date will be equal to the Interest Rate in effect on the date on which notice of redemption is given to the Bondholders. The relevant record date shall be agreed upon between the Issuer, the CSD and the Agent in connection with such repayment.

9.4 Voluntary partial redemption

(a) The Issuer may on one occasion per period of twelve (12) months (without carry-back but with carry-forward) redeem Bonds in a maximum aggregate amount not exceeding ten (10) per cent. of the total Initial Nominal Amount (as increased by any Subsequent Bonds), provided that at least sixty (60) per cent. of the Initial Bond Issue remains outstanding following such redemption (other than pursuant to redemption in full pursuant to Clause 9.3 (Voluntary total redemption (call option)). The repayment must occur on an Interest Payment Date. The repayment per Bond shall be equal the repaid percentage of the Nominal Amount (rounded down to the nearest SEK 1.00) plus up to, but excluding, the First Call Date a premium on the repaid amount equal to the Call Option Amount set out in Clause 9.3(a)(ii) and thereafter, as applicable considering when the repayment occurs, a premium on the repaid amount equal the Call Option Amount for the relevant period.

(b) Partial redemption in accordance with this Clause 9.4 shall be made by the Issuer giving not less than fifteen (15) Business Days' and not more than thirty (30) Business Days' notice to the Bondholders and the Agent. Any such notice is irrevocable and, upon expiry of such notice, the Issuer is bound to redeem the Bonds in part on the immediately following Interest Payment Date at the applicable amounts. The applicable amount shall be an even amount in SEK and paid to the Person who is registered as a Bondholder on the Record Date prior to the relevant Redemption Date.

9.5 Mandatory repurchase due to a Change of Control Event, Bonds Listing Failure Event, or Equity Delisting (put option)

(a) Upon the occurrence of a Change of Control Event, Bonds Listing Failure Event or Equity Delisting, each Bondholder shall have the right to request that all, or some only, of its Bonds be repurchased at a price per Bond equal to 101 per cent. of the Nominal Amount or, in relation to a Change of Control Event only and if higher than 101 per cent. of the Nominal Amount, the applicable Call Option Amount for the relevant period, in each case together with accrued but unpaid Interest, during a period of twenty (20) Business Days following a notice from the Issuer of the Change of Control Event, Bonds Listing Failure Event or Equity Delisting pursuant to Clause 11.1(d) (after which time period such rights lapse) (the "Exercise Period"). However, the Exercise Period may not start earlier than upon the occurrence of the Change of Control Event, Bonds Listing Failure Event or Equity Delisting.

(b) The notice from the Issuer pursuant to Clause 11.1(d) shall specify the repurchase date and include instructions about the actions that a Bondholder needs to take if it wants Bonds held by it to be repurchased. If a Bondholder has so requested, and acted in accordance with the instructions in the notice from the Issuer, the Issuer shall repurchase the relevant Bonds and the repurchase amount shall fall due on the repurchase date specified in the notice given by the Issuer pursuant to Clause 11.1(d). The repurchase date must fall no later than forty (40) Business Days after the end of the Exercise Period.

(c) The Issuer shall not be required to repurchase any Bonds pursuant to Clause 9.5(a), if a third party in connection with the occurrence of a Change of Control Event, Bonds Listing Failure Event or Equity Delisting, as the case may be, offers to purchase the Bonds in the manner and on the terms set out in this paragraph (or on terms more favourable to the Bondholders) and purchases all Bonds validly tendered in accordance with such offer. If the Bonds tendered are not purchased within the Exercise Period, the Issuer shall repurchase any such Bonds within five (5) Business Days after the expiry of the Exercise Period.

(d) The Issuer has the right, but is not required, to repurchase all, but not only some, of the remaining Bonds if the aggregate Total Nominal Amount of Bonds after repurchase in accordance with Clause 9.5(a), represents less than twenty (20) per cent. of the total Initial Nominal Amount (as increased by any Subsequent Bonds).

(e) The Issuer shall comply with the requirements of any applicable securities laws or regulations in connection with the repurchase of Bonds. To the extent that the provisions of such laws and regulations conflict with the provisions in this Clause 9.5, the Issuer shall comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this Clause 9.5 by virtue of the conflict.

9.6 Mandatory redemption due to Convertible Notes outstanding

(a) If the Convertible Notes Exchange Event has not occurred on or prior to 14 March 2028, the Issuer shall redeem all, but not only some, of the outstanding Bonds on or before 14 June 2028 with an amount per Bond equal to 103.1917 per cent. of the Nominal Amount, together with accrued but unpaid Interest.

(b) Redemption in accordance with Clause 9.6(a) shall be made by the Issuer giving not less than fifteen (15) Business Days' notice to the Bondholders and the Agent. The notice shall specify the Redemption Date and also the Record Date on which a person shall be registered as a Bondholder to receive the amounts due on such Redemption Date. Any such notice is irrevocable.

10. Transaction Security and Guarantees

(a) Subject to the Intercreditor Agreement and the Agreed Security and Guarantee Principles, as continuing Security for the due and punctual fulfilment of the Secured Obligations, the Issuer, the Guarantors and each Group Company party to any Security Document and/or the Guarantee and Adherence Agreement grants the Transaction Security and the Guarantees (as applicable) to the Secured Parties as represented by the Security Agent on the terms set out in the Security Documents and the Guarantee and Adherence Agreement (as applicable).

(b) The Security Agent shall hold the Transaction Security and the Guarantees on behalf of the Secured Parties in accordance with the Security Documents, the Guarantee and Adherence Agreement, and the Intercreditor Agreement (as applicable). The Issuer shall, and shall procure that the Guarantors and each Group Company party to any Security Document and/or the Guarantee and Adherence Agreement (as applicable) will, enter into the Security Documents and/or the Guarantee and Adherence Agreement (as applicable) and, subject to the Agreed Security and Guarantee Principles, perfect the Transaction Security in accordance with the Security Documents.

(c) Unless and until the Security Agent has received instructions to the contrary in accordance with the Intercreditor Agreement, the Security Agent shall (without first having to obtain the Bondholders' consent) be entitled to enter into agreements with the Issuer or a third party or take any other actions, if it is, in the Security Agent's opinion, necessary for the purpose of maintaining, altering, releasing or enforcing the Transaction Security, creating further Security for the benefit of the Secured Parties or for the purpose of settling the Bondholders', the super senior RCF creditor's under the Super Senior RCF, the creditors' under any New Debt (as defined in the Intercreditor Agreement), the hedge counterparties' under the Hedging Agreement or the Issuer's rights to the Transaction Security, in each case in accordance with the terms of the Finance Documents and provided that such agreements or actions are not detrimental to the interest of the Bondholders.

(d) The Security Agent shall, on behalf of the Secured Parties and subject to the Intercreditor Agreement, keep all certificates and other documents that are bearers of rights relating to the Transaction Security in safe custody.

(e) The Agent shall be entitled to give instructions relating to the Transaction Security and the Guarantees to the Security Agent in accordance with the Intercreditor Agreement.

11. Information to Bondholders

11.1 Information from the Issuer

(a) The Issuer shall make the following information available in the English language by publication on the website of the Issuer:

(i) as soon as the same become available, but in any event within four (4) months after the end of each financial year, the annual audited consolidated financial statements of the Group, including a profit and loss account, a balance sheet, a cash flow statement and management commentary or report from the Issuer's board of directors;

(ii) as soon as the same become available, but in any event within two (2) months after the end of each quarter of its financial year, the quarterly unaudited consolidated reports or the year-end report (Sw. bokslutskommuniké) (as applicable), including a profit and loss account, a balance sheet, a cash flow statement and management commentary or report from the Issuer's board of directors; and

(b) When the Bonds have been listed on a Regulated Market:

(i) the information set out in Clause 11.1(a) shall also be made available in accordance with the rules and regulations of Nasdaq Stockholm (as amended from time to time) and the Swedish Securities Market Act; and

(ii) the reports referred to in paragraph (a)(i) and (a)(ii) above shall be prepared in accordance with IFRS.

(c) When the financial statements and other information are made available to the Bondholders pursuant to paragraph (a) above, the Issuer shall send copies of such financial statements and other information to the Agent.

(d) The Issuer shall promptly notify the Agent and the Bondholders upon becoming aware of the occurrence of a Change of Control Event, Bonds Listing Failure Event or Equity Delisting and shall provide the Agent with such further information as the Agent may request (acting reasonably) following receipt of such notice. A notice regarding a Change of Control Event may be given in advance of the occurrence of a Change of Control Event, conditioned upon the occurrence of such Change of Control Event, if a definitive agreement is in place providing for a Change of Control Event.

(e) The Issuer shall promptly notify the Agent (with full particulars) upon becoming aware of the occurrence of any event or circumstance which constitutes an Event of Default, or any event or circumstance which would (with the expiry of a grace period, the giving of notice, the making of any determination or any combination of any of the foregoing) constitute an Event of Default, and shall provide the Agent with such further information as it may reasonably request in writing following receipt of such notice. Should the Agent not receive such information, the Agent is entitled to assume that no such event or circumstance exists or can be expected to occur, provided that the Agent does not have actual knowledge of such event or circumstance.

(f) The Issuer shall submit a duly executed Compliance Certificate to the Agent:

(i) in connection with the testing of an Incurrence Test;

(ii) in connection with that a Financial Report is made available; and

(iii) at the Agent's request, within 20 days from such request.

(g) The Agent may assume that any information provided by the Issuer in the Compliance Certificate delivered pursuant to paragraph (f) above is correct, and the Agent shall not be responsible or liable for the adequacy, accuracy or completeness of such information.

(h) The Issuer is only obliged to inform the Agent according to this Clause 11.1 if informing the Agent would not conflict with any applicable laws or, when the Bonds are listed, the Issuer's registration contract with the Regulated Market. If such a conflict would exist pursuant to the listing contract with the Regulated Market or otherwise, the Issuer shall however be obliged to either seek approval from the Regulated Market or undertake other reasonable measures, including entering into a non-disclosure agreement with the Agent, in order to be able to timely inform the Agent according to this Clause 11.1.

11.2 Information from the Agent

(a) Subject to applicable laws, regulations and the restrictions of a non-disclosure agreement entered into by the Agent in accordance with Clause 11.2(b), the Agent is entitled to disclose to the Bondholders any event or circumstance directly or indirectly relating to the Issuer or the Bonds. Notwithstanding the foregoing, the Agent may if it considers it to be beneficial to the interests of the Bondholders delay disclosure or refrain from disclosing certain information other than in respect of an Event of Default that has occurred and is continuing.

(b) If a committee representing the Bondholders' interests under the Finance Documents has been appointed by the Bondholders in accordance with Clause 16 (Decisions by Bondholders), the members of such committee may agree with the Issuer not to disclose information received from the Issuer, provided that it, in the reasonable opinion of such members, is beneficial to the interests of the Bondholders. The Agent shall be a party to such agreement and receive the same information from the Issuer as the members of the committee.

11.3 Publication of Finance Documents

(a) The latest version of these Terms and Conditions (including any documents amending these Terms and Conditions) shall be available on the websites of the Issuer and the Agent.

(b) The latest version of the Finance Documents shall be available to the Bondholders at the office of the Agent during the Agent's normal business hours.

12. Financial Undertakings

12.1 Maintenance Covenant

The Issuer shall ensure that the Cash and Cash Equivalent Investments of the Group on each Reference Date are at least in an amount equal to the lower of the Interest payable on:

(a) the next three (3) Interest Payment Dates; and

(b) the remaining Interest Payment Dates.

12.2 Testing of the Maintenance Covenant

(a) The Maintenance Covenant shall be calculated in accordance with the Accounting Principles applicable to the Issuer and tested by reference to each Reference Date. The first test date shall be the first Reference Date falling after the First Issue Date (being 31 December 2025).

(b) For the purpose of determining the amount of Interest payable for the purpose of the Maintenance Covenant, STIBOR applicable for the Interest Period in which the relevant Reference Date falls shall be used for all Interest Periods that are subject to the test.

12.3 Equity Cure

(a) If there is a breach of the Maintenance Covenant, no Event of Default will occur if, after the relevant Reference Date and within twenty (20) Business Days of the earlier of (i) a delivery of the relevant Compliance Certificate evidencing that breach and (ii) the date when such Compliance Certificate should have been delivered in accordance with the Terms and Conditions, the Issuer has received equity injection in cash in the form of share issues, Subordinated Debt or unconditional shareholder contributions (or a combination thereof) (an "Equity Cure") in an amount sufficient to ensure compliance with the Maintenance Covenant, as at the relevant Reference Date (the "Cure Amount").

(b) The calculation of Cash and Cash Equivalent Investments of the Group shall be adjusted so that Cash and Cash Equivalent Investments of the Group on the relevant Reference Date is increased with an amount equal to the Cure Amount.

(c) Any Equity Cure must be made in cash and no more than two (2) Equity Cures are to be made over the life of the Bonds. Equity Cures may not be injected in respect of any consecutive calendar quarters.

12.4 Incurrence Test

(a) The Debt Incurrence Test is met if:

(i) the Leverage Ratio is not greater than:

(A) 3.75:1 from (and including) the First Issue Date to (and including) the date falling 36 months after the First Issue Date; and

(B) 3.25:1 from (but excluding) the date falling 36 months after the First Issue Date and thereafter,

(ii) no Event of Default is continuing or would occur upon the incurrence.

(b) The Distribution Incurrence Test is met if the Leverage Ratio for the relevant Reference Period is equal to or less than 2:75:1.

12.5 Testing of the Incurrence Test

The Leverage Ratio for purpose of each Incurrence Test shall be calculated as follows:

(a) the calculation shall be made as per a testing date determined by the Issuer, falling no more than one (1) month prior to the incurrence of the new Financial Indebtedness or the decision in respect of the relevant Restricted Payment; and

(b) the amount of Net Interest Bearing Debt shall be measured on the relevant testing date so determined, but include any new Financial Indebtedness for which the Leverage Ratio is tested (the "New Financial Indebtedness") (and any Financial Indebtedness owed by any entity acquired with such New Financial Indebtedness) and exclude any Financial Indebtedness to the extent refinanced with the New Financial Indebtedness incurred (however, any cash balance resulting from the incurrence of any New Financial Indebtedness shall not reduce the Net Interest Bearing Debt) and be increased by any Restricted Payment for which the Leverage Ratio is tested.

12.6 Calculation Adjustments

The figures for EBITDA for the Reference Period ending on the last day of the period covered by the most recent Financial Report shall be used for any Incurrence Test, but adjusted so that:

(a) entities acquired or disposed of by the Group (i) during the Reference Period, or (ii) after the end of the Reference Period but before the relevant testing date, shall be included or excluded (as applicable), pro forma, for the entire Reference Period (for the avoidance of doubt, EBITDA of any acquired entity shall be calculated in accordance with the definition of EBITDA); and

(b) any entity to be acquired with the proceeds from New Financial Indebtedness shall be included, pro forma, for the entire Reference Period.

13. General Undertakings

13.1 General

The Issuer undertakes to (and shall, where applicable, procure that each other Group Company will and shall procure that each Obligor (pursuant to the Guarantee and Adherence Agreement) undertakes to) comply with the undertakings set out in this Clause 13 for as long as any Bonds remain outstanding.

13.2 Restricted Payments

(a) No Obligor shall, and shall procure that none of its Subsidiaries will:

(i) pay any dividend in respect of its shares;

(ii) repurchase or redeem any of its own shares;

(iii) redeem or reduce its share capital or other restricted or unrestricted equity with repayment to its shareholders;

(iv) repay any Subordinated Debt or pay any interest thereon (excluding, for the avoidance of doubt, capitalization of PIK interest accrued under the Convertible Notes); or

(v) make any other similar distribution or transfers of value within the meaning of the Swedish Companies Act (excluding, for the avoidance of doubt, any payments made in the ordinary course of business and on arm's length terms) to any Person,

(paragraphs (i)-(v) above are together and individually referred to as a "Restricted Payment").

(b) Notwithstanding the above, a Restricted Payment may be made:

(i) if made to the Issuer or a direct or indirect Subsidiary of the Issuer but, if made by a Subsidiary which is not directly or indirectly wholly-owned by the Issuer, is made on a pro rata basis;

(ii) by the Issuer to a shareholder of the Issuer, provided that at the time of the Restricted Payment:

(A) the Issuer successfully meets the requirements of the Distribution Incurrence Test (for the avoidance of doubt, on a pro forma basis taking into account such Restricted Payment);

(B) no Event of Default is continuing or would result from such Restricted Payment or would occur after the expiry of any applicable grace period;

(C) the Restricted Payment would be in compliance with the Swedish Companies Act; and

(D) the amount of the Restricted Payment does not exceed the Permitted Distribution Amount,

provided that any such payment shall decrease the Permitted Distribution Amount accordingly;

(iii) by the Issuer to the extent necessary to comply with mandatory provisions of the Swedish Companies Act relating to dividend distributions to minority shareholders, provided that the Issuer in such case shall ensure that any such dividends shall be paid at the lowest level allowed by applicable law; or

(iv) by the Issuer for the purpose of repurchasing any outstanding Stub Convertible Notes on or prior to the applicable maturity date, unless converted into equity by the relevant noteholder.

13.3 Listing

The Issuer shall ensure that:

(a) the Initial Bonds are listed on the corporate bond list of Nasdaq Stockholm or, if such listing is unduly onerous to obtain or maintain, listed on another Regulated Market within 12 months after the First Issue Date;

(b) any Subsequent Bonds are listed on the corporate bond list on Nasdaq Stockholm or if such admission to trading is unduly onerous to obtain or maintain, listed on another Regulated Market, within 60 days after the issuance of such Subsequent Bonds and with an intention to complete such listing within 30 days after the issuance of such Subsequent Bonds (unless the Subsequent Bonds are issued before the date falling 12 months after the First Issue Date in which case such Subsequent Bonds shall be listed within 12 months after the First Issue Date); and

(c) the Bonds, once listed on the corporate bond list of the relevant Regulated Market, continue to be listed thereon for as long as any Bond is outstanding (however, taking into account the rules and regulations of the relevant Regulated Market and the CSD (as amended from time to time) preventing trading in the Bonds in close connection to the redemption of the Bonds).

13.4 Nature of Business

Each Obligor shall procure that no substantial change is made to the general nature of the business carried on by the Group (taken as a whole) as of the First Issue Date (for the avoidance of doubt, changes in the relative sizes of the markets in which the Group operates shall amongst other things, not constitute a substantial change for the purpose of this Clause 13.4).

13.5 Financial Indebtedness

No Obligor shall, and shall procure that none of its Subsidiaries will, incur any Financial Indebtedness, other than Permitted Debt.

13.6 Disposal of Assets

(a) Subject to the terms of the Intercreditor Agreement, no Obligor shall, and shall procure that no Subsidiary, sell or otherwise dispose of shares in any Subsidiary or of all or substantially all of its or that Subsidiary's assets, or operations to any Person not being the Issuer or any of its wholly-owned Subsidiaries, unless the transaction (i) is carried out at fair market value and on arm's length terms and (ii) does not have a Material Adverse Effect.

(b) No asset that is subject to Transaction Security may be disposed of other than in accordance with the terms of the Intercreditor Agreement. Notwithstanding the foregoing, a disposal by CEBA of all shares in Oatly AB to the Issuer shall be permitted, provided that, prior thereto, a security confirmation agreement (in form and substance satisfactory to the Security Agent) is entered into in respect of the Transaction Security provided by CEBA in respect of its shares in Oatly AB.

13.7 Negative Pledge

No Obligor shall, and shall procure that none of its Subsidiaries will, provide, prolong or renew any Security over any of its/their assets (present or future), other than any Permitted Security.

13.8 Loans out

No Obligor shall, and shall procure that none of its Subsidiaries will, extend any loans in any form to any other party, other than:

(a) in the ordinary course of business; or

(b) to other Group Companies.

13.9 Mergers and demergers

Each Obligor shall procure that none of its Subsidiaries will enter into a merger or demerger unless:

(a) such merger or demerger constitutes a Permitted Merger; or

(b) such merger or demerger is not likely to have a Material Adverse Effect.

13.10 Dealings at arm's length terms

Each Obligor shall, and shall procure that its Subsidiaries, conduct all dealings (other than any Restricted Payments) with any Person (other than Group Companies) at arm's length terms.

13.11 Compliance with laws and authorisations

Each Obligor shall, and shall make sure that its Subsidiaries will, (i) comply with all laws and regulations applicable from time to time and (ii), obtain, maintain, and comply with, the terms and conditions of any authorisation, approval, licence or other permit required for the business carried out by a Group Company, in each case, if failure to do so has or is reasonably likely to have a Material Adverse Effect.

13.12 CSD related undertakings

The Issuer shall keep the Bonds affiliated with a CSD and comply with all applicable CSD regulations.

13.13 Nomination of Material Group Companies

(a) Once every year (simultaneously with the publication by the Issuer of the audited annual financial statements of the Group and starting with the financial year ending 31 December 2025), the Issuer shall ensure that:

(i) each Group Company (other than a Group Company incorporated in an Excluded Jurisdiction) which (on a consolidated basis in the case of a Group Company which itself has Subsidiaries) has revenue and gross assets representing 5 per cent. or more of revenue and gross assets of the Group (calculated on a consolidated basis); and

(ii) such Group Companies (other than Group Companies incorporated in an Excluded Jurisdiction) as are necessary to ensure that the Issuer and the Material Group Companies (calculated on an unconsolidated basis and excluding all intra-Group items and investments in Subsidiaries of any Group Company) in aggregate account for at least 85 per cent. of revenue and gross assets of the Group (calculated on a consolidated basis), in each case, determined by reference to the most recent audited annual financial statements, are listed as Material Group Companies in the relevant Compliance Certificate delivered in connection thereto.

(b) For the purpose of determining any Material Group Companies in accordance with Clause 13.13(a):

(i) any Group Company having negative revenue or assets shall be deemed to have zero revenue or assets;

(ii) any Group Company which legally cannot, or is not required to, become a Guarantor under the Agreed Security and Guarantee Principles; and

(iii) any Group Company incorporated in an Excluded Jurisdiction,

will be excluded from both the numerator and the denominator in the calculations.

13.14 Additional Security over Material Group Companies

Subject to the Intercreditor Agreement and the Agreed Security and Guarantee Principles, each Obligor shall procure that Security over each Material Group Company is granted no later than 90 days after its nomination in accordance with the Clause 13.13 (Nomination of Material Group Companies) above and in connection therewith provide to the Agent:

(a) constitutional documents and corporate resolutions (approving the relevant Security Document and authorising a signatory/-ies to execute that Security Document) for the relevant security provider and each other party to that Security Document (other than the Agent);

(b) copies of the relevant Security Documents duly executed;

(c) evidence that the relevant Transaction Security either has been or will be perfected in accordance with the terms of the relevant Security Document;

(d) any legal opinion on the capacity and due execution in respect of any entity being party to the relevant Security Document unless it is incorporated in Sweden, issued by a reputable law firm; and

(e) any legal opinion on the validity and enforceability in respect of the relevant Security Document unless it is governed by Swedish law which, if requested by the Agent, shall also include customary opinions regarding the role of the Security Agent in such jurisdiction (such as no residency or registration requirement and no need to deposit funds), issued by a reputable law firm.

13.15 Additional Guarantors

Subject to the Intercreditor Agreement and the Agreed Security and Guarantee Principles, each Obligor shall procure that each Material Group Company accedes to the Guarantee and Adherence Agreement no later than 90 days after its nomination in accordance with Clause 13.13 (Nomination of Material Group Companies) above and in connection therewith provides to the Agent:

(a) Security pursuant to the terms hereof and the Intercreditor Agreement;

(b) duly executed accession letters to the Guarantee and Adherence Agreement;

(c) duly executed accession letters to the Intercreditor Agreement;

(d) constitutional documents and corporate resolutions (approving the relevant Finance Documents and authorising a signatory/-ies to execute the Finance Documents) for it and each other party to a Finance Document (other than the Agent);

(e) any legal opinion on the capacity and due execution unless such Material Group Company is incorporated in Sweden, issued by a reputable law firm; and

(f) any legal opinion on the validity and enforceability in respect of any Finance Documents unless it is governed by Swedish law which, if requested by the Agent, shall also include customary opinions regarding the role of the Security Agent in such jurisdiction (such as no residency or registration requirement and no need to deposit funds), issued by a reputable law firm.

13.16 Additional Security Material Intercompany Loans

(a) Subject to the Intercreditor Agreement and the Agreed Security and Guarantee Principles, the Issuer shall procure that any Material Intercompany Loan granted to a new debtor is made subject to Transaction Security as soon as possible and in any event within ten (10) Business Days from the granting of such Material Intercompany Loan (or, for the Issuer and CEBA, on the date of the granting of such Material Intercompany Loan) and, where required by law to perfect the security and not already covered by any previous notice, serve a notice to the relevant debtor and provide a copy of such notice to the Security Agent.

(b) The Security Document whereby Transaction Security is created over Material Intercompany Loans will allow the relevant pledgor to freely deal with such Material Intercompany Loan until the occurrence of an Acceleration Event, unless granted by the Issuer or CEBA to a debtor incorporated in Sweden and/or unless otherwise agreed under the Intercreditor Agreement. Notwithstanding the above, payments of interest and payments made for the purpose of making payments under any Super Senior Debt or the Bonds shall always be permitted until the occurrence of an Acceleration Event.

14. Events of Default and Acceleration of the Bonds

Each of the events or circumstances set out in this Clause 14 (other than Clause 14.11 (Acceleration of the Bonds)) is an Event of Default.

14.1 Non-Payment

The Issuer or a Guarantor fails to pay an amount on the date it is due in accordance with the Finance Documents unless:

(a) its failure to pay is caused by administrative or technical error; and

(b) payment is made within five (5) Business Days of the due date.

14.2 Maintenance Covenant

The Issuer has failed to comply with the Maintenance Covenant and such failure has not been cured in accordance with provisions for an Equity Cure as set out in Clause 12.3 (Equity Cure).

14.3 Other Obligations

A party (other than the Agent) fails to comply with the Finance Documents to which such non-compliant entity is a party, in any other way than as set out in Clauses 14.1 (Non-

Payment) and 14.2 (Maintenance Covenant), provided that no Event of Default will occur if the failure to comply is capable of being remedied and the Issuer or that party has remedied the failure within twenty (20) Business Days of the earlier (i) the Issuer or that party becoming aware of the failure to comply and (ii) the Agent requesting the Issuer in writing to remedy such failure.

14.4 Cross payment default and Cross-acceleration

Any Financial Indebtedness of a Group Company is:

(a) not paid when due as extended by any originally applicable grace period (if there is one); or

(b) declared to be due and payable prior to its specified maturity as a result of an event of default (however described),

provided that no Event of Default will occur under this Clause 14.4 if (i) the aggregate amount of Financial Indebtedness that has fallen due is less than USD 25,000,000 (or its equivalent in other currencies) or (ii) it is owed to a Group Company.

14.5 Insolvency

(a) The Issuer or any Material Group Company is unable or admits inability to pay its debts as they fall due or is declared to be unable to pay its debts under applicable law, suspends making payments on its debts generally or, by reason of actual or anticipated financial difficulties, commences negotiations with its creditors (except for Bondholders) with a view to rescheduling its Financial Indebtedness.

(b) A moratorium is declared in respect of the Financial Indebtedness of the Issuer or any Material Group Company.

14.6 Insolvency Proceedings

Any corporate action, legal proceedings or other procedures are taken (other than (i) proceedings or petitions which are being disputed in good faith and are discharged, stayed or dismissed within 60 days of commencement or, if earlier, the date on which it is advertised and (ii), in relation to (A) Subsidiaries of the Issuer not being an Obligor or subject to Transaction Security, or (B) CEBA, solvent liquidations) in relation to:

(a) the suspension of payments, winding-up, dissolution, administration or reorganisation (Sw. företagsrekonstruktion) (by way of voluntary agreement, scheme of arrangement or otherwise) of any Group Company; and

(b) the appointment of a liquidator, receiver, administrator, administrative receiver, compulsory manager or other similar officer in respect of any Group Company or any of its assets or any analogous procedure or step is taken in any jurisdiction.

14.7 Creditors' Process

Any expropriation, attachment, sequestration, distress or execution or any analogous process in any jurisdiction affects any asset or assets of any Group Company having an aggregate value of an amount equal to or exceeding USD 25,000,000 (or its equivalent in other currencies) and is not discharged within ninety (90) days.

14.8 Mergers and demergers

A decision is made that the Issuer shall enter into:

(a) a merger where it is not the surviving entity or which otherwise has or is reasonably likely to have a Material Adverse Effect; or

(b) a demerger.

14.9 Impossibility or Illegality

It is or becomes impossible or unlawful for any Obligor to fulfil or perform any of the provisions of the Finance Documents or if the obligations under the Finance Documents are not, or cease to be, legal, valid, binding and enforceable and such invalidity, impairment or ineffectiveness has a Material Adverse Effect.

14.10 Continuation of the Business

The Issuer or any other Material Group Company ceases to carry on its business (other than (i) following a Permitted Merger, (ii) a solvent liquidation permitted pursuant to Clause 14.6 (Insolvency Proceedings) above or (iii) a disposal permitted under the Finance Documents), if such discontinuation is likely to have a Material Adverse Effect.

14.11 Acceleration of the Bonds

(a) Upon the occurrence of an Event of Default which is continuing but subject to the terms of the Intercreditor Agreement the Agent is entitled to, and shall following a demand in writing from a Bondholder (or Bondholders) representing at least fifty (50) per cent. of the Adjusted Nominal Amount (such demand shall, if made by several Bondholders, be made by them jointly) or following an instruction given pursuant to Clause 14.11(e), on behalf of the Bondholders (i) by notice to the Issuer, declare all, but not some only, of the outstanding Bonds due and payable together with any other amounts payable under the Finance Documents, immediately or at such later date as the Agent determines, and (ii) exercise any or all of its rights, remedies, powers and discretions under the Finance Documents.

(b) The Agent may not accelerate the Bonds in accordance with Clause 14.11(a) by reference to a specific Event of Default if it is no longer continuing or if it has been decided, on a Bondholders Meeting or by way of a Written Procedure, to waive such Event of Default (temporarily or permanently).

(c) The Agent shall notify the Bondholders of an Event of Default within five (5) Business Days of the date on which the Agent received actual knowledge of that an Event of Default has occurred and is continuing. Notwithstanding the aforesaid, the Agent may postpone a notification of an Event of Default (other than in relation to payments) up until the time stipulated in paragraph (d) below for as long as, in the reasonable opinion of the Agent, such postponement is in the interests of the Bondholders as a group. The Agent shall always be entitled to take the time necessary to determine whether an event constitutes an Event of Default.

(d) The Agent shall, within twenty (20) Business Days of the date on which the Agent received actual knowledge of that an Event of Default has occurred and is continuing, decide if the Bonds shall be so accelerated. If the Agent decides not to accelerate the Bonds, the Agent shall promptly seek instructions from the Bondholders in accordance with Clause 16 (Decisions by Bondholders). The Agent shall always be entitled to take the time necessary to consider whether an occurred event constitutes an Event of Default.

(e) If the Bondholders (in accordance with these Terms and Conditions) instruct the Agent to accelerate the Bonds, the Agent shall promptly declare the Bonds due and payable and take such actions as may, in the opinion of the Agent, be necessary or desirable to enforce the rights of the Bondholders under the Finance Documents, unless the relevant Event of Default is no longer continuing.

(f) If the right to accelerate the Bonds is based upon a decision of a court of law or a government authority, it is not necessary that the decision has become enforceable under law or that the period of appeal has expired in order for cause of acceleration to be deemed to exist.

(g) Subject to the Intercreditor Agreement, in the event of an acceleration of the Bonds in accordance with this Clause 14.11, the Issuer shall up to, but excluding, the First Call Date redeem all Bonds at an amount per Bond equal to the Call Option Amount set out in Clause 9.3(a)(ii) and thereafter, as applicable considering when the acceleration occurs, redeem all Bonds at an amount per Bond equal to the Call Option Amount for the relevant period.

15. Distribution of Proceeds

(a) All payments by the Issuer relating to the Bonds and the Finance Documents following an acceleration of the Bonds in accordance with Clause 14 (Events of Default and Acceleration of the Bonds) and any proceeds received from an enforcement of the Transaction Security or the Guarantees (in the case of Guarantees to the extent proceeds from the Guarantees can be applied towards satisfaction of the Secured Obligations) shall be distributed in accordance with the Intercreditor Agreement.

(b) Funds that the Agent receives (directly or indirectly) in connection with the acceleration of the Bonds or the enforcement of the Transaction Security or the Guarantees constitute escrow funds (Sw. redovisningsmedel) and must be held on a separate account on behalf of the Bondholders and the other interested parties. The Agent shall arrange for payments of such funds to be promptly turned over to the Security Agent to be applied in accordance with the Intercreditor Agreement.

(c) If the Issuer or the Agent shall make any payment under this Clause 15, the Issuer or the Agent, as applicable, shall notify the Bondholders of any such payment at least fifteen (15) Business Days before the payment is made. Such notice shall specify the Record Date, the payment date and the amount to be paid. Notwithstanding the foregoing, for any Interest due but unpaid the Record Date specified in Clause 7(a) shall apply and for any partial redemption in accordance with Clause 9.4 (Voluntary partial redemption) due but not made, the Record Date specified in Clause and/or 9.4(b) (as applicable) shall apply.

16. Decisions by Bondholders

(a) A request by the Agent for a decision by the Bondholders on a matter relating to the Finance Documents shall (at the option of the Agent) be dealt with at a Bondholders' Meeting or by way of a Written Procedure.

(b) Any request from the Issuer or a Bondholder (or Bondholders) representing at least ten (10) per cent. of the Adjusted Nominal Amount (such request may only be validly made by a Person who is a Bondholder on the Business Day immediately following the day on which the request is received by the Agent and shall, if made by several Bondholders, be made by them jointly) for a decision by the Bondholders on a matter relating to the Finance Documents shall be directed to the Agent and dealt with at a Bondholders' Meeting or by way a Written Procedure, as determined by the Agent. The Person requesting the decision may suggest the form for decision making, but if it is in the Agent's opinion more appropriate that a matter is dealt with at a Bondholders' Meeting than by way of a Written Procedure, it shall be dealt with at a Bondholders' Meeting.

(c) The Agent may refrain from convening a Bondholders' Meeting or instigating a Written Procedure if:

(i) the suggested decision must be approved by any Person in addition to the Bondholders and such Person has informed the Agent that an approval will not be given; or

(ii) the suggested decision is not in accordance with applicable regulations.

(d) The Agent shall not be responsible for the content of a notice for a Bondholders' Meeting or a communication regarding a Written Procedure unless and to the extent it contains information provided by the Agent.

(e) Only a Person who is, or who has been provided with a power of attorney or other authorisation pursuant to Clause 6 (Right to Act on Behalf of a Bondholder) from a Person who is, registered as a Bondholder:

(i) on the Record Date prior to the date of the Bondholders' Meeting, in respect of a Bondholders' Meeting, or

(ii) on the Record Date specified in the communication pursuant to Clause 18(c), in respect of a Written Procedure,

may exercise voting rights as a Bondholder at such Bondholders' Meeting or in such Written Procedure, provided that the relevant Bonds are included in the definition of Adjusted Nominal Amount.

(f) The following matters shall require the consent of Bondholders representing at least sixty-six and two thirds (66 2/3) per cent. of the Adjusted Nominal Amount for which Bondholders are voting at a Bondholders' Meeting or for which Bondholders reply in a Written Procedure in accordance with the instructions given pursuant to Clause 18(c):

(i) the issue of any Subsequent Bonds, if the Total Nominal Amount of the Bonds exceeds, or if such issue would cause the Total Nominal Amount of the Bonds to at any time exceed, SEK 2,700,000,000 (for the avoidance of doubt, for which consent shall be required on each occasion such Subsequent Bonds are issued);

(ii) a change to the terms of any of Clause 2(a), and Clauses 2(g) to 2(i);

(iii) a reduction of the premium payable upon the redemption or repurchase of any Bond pursuant to Clause 9 (Redemption and Repurchase of the Bonds);

(iv) a change to the Interest Rate (other than as a result of an application of Clause 20 (Replacement of Base Rate)) or the Nominal Amount (other than as a result of an application of Clause 9.4 (Voluntary partial redemption) and/or Clause 9.5 (Mandatory repurchase due to a Change of Control Event, Bonds Listing Failure Event, or Equity Delisting (put option));

(v) waive a breach of or amend an undertaking set out in Clause 13 (General Undertakings);

(vi) a change to the terms for the distribution of proceeds set out in Clause 15 (Distribution of Proceeds);

(vii) a change to the terms dealing with the requirements for Bondholders' consent set out in this Clause 16;

(viii) a change of issuer, an extension of the tenor of the Bonds or any delay of the due date for payment of any principal or interest on the Bonds;

(ix) a release of the Transaction Security or the Guarantees, except in accordance with the terms of the Intercreditor Agreement;

(x) a mandatory exchange of the Bonds for other securities; and

(xi) early redemption of the Bonds, other than upon an acceleration of the Bonds pursuant to Clause 14 (Events of Default and Acceleration of the Bonds) or as otherwise permitted or required by these Terms and Conditions.

(g) Any matter not covered by Clause 16(f) shall require the consent of Bondholders representing more than 50 per cent. of the Adjusted Nominal Amount for which Bondholders are voting at a Bondholders' Meeting or for which Bondholders reply in a Written Procedure in accordance with the instructions given pursuant to Clause 18(c). This includes, but is not limited to, any amendment to, or waiver of, the terms of any Finance Document that does not require a higher majority (other than an amendment permitted pursuant to Clause 19(a)(i) or 19(a)(ii)), an acceleration of the Bonds or the enforcement of any Transaction Security or Guarantees.

(h) Quorum at a Bondholders' Meeting or in respect of a Written Procedure only exists if a Bondholder (or Bondholders) representing at least fifty (50) per cent. of the Adjusted Nominal Amount in case of a matter pursuant to Clause 16(f), and otherwise twenty (20) per cent. of the Adjusted Nominal Amount:

(i) if at a Bondholders' Meeting, attend the meeting in person or by telephone conference (or appear through duly authorised representatives); or

(ii) if in respect of a Written Procedure, reply to the request.

If a quorum exists for some, but not all, of the matters to be dealt with at a Bondholders' Meeting or by a Written Procedure, decisions may be taken in the matters for which a quorum exists.

(i) If a quorum does not exist at a Bondholders' Meeting or in respect of a Written Procedure, the Agent or the Issuer shall convene a second Bondholders' Meeting (in accordance with Clause 17(a)) or initiate a second Written Procedure (in accordance with Clause 18(a)), as the case may be, provided that the relevant proposal has not been withdrawn by the Person(s) who initiated the procedure for Bondholders' consent. The quorum requirement in Clause 16(h) shall not apply to such second Bondholders' Meeting or Written Procedure.

(j) Any decision which extends or increases the obligations of the Issuer or the Agent, or limits, reduces or extinguishes the rights or benefits of the Issuer or the Agent, under the Finance Documents shall be subject to the Issuer's or the Agent's consent, as applicable.

(k) A Bondholder holding more than one Bond need not use all its votes or cast all the votes to which it is entitled in the same way and may in its discretion use or cast some of its votes only.

(l) The Issuer may not, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Bondholder for or as inducement to any consent under these Terms and Conditions, unless such consideration is offered to all Bondholders that vote at the relevant Bondholders' Meeting or in a Written Procedure within the time period stipulated for the consideration to be payable or the time period for replies in the Written Procedure, as the case may be.

(m) A matter decided at a duly convened and held Bondholders' Meeting or by way of Written Procedure is binding on all Bondholders, irrespective of them being present or represented at the Bondholders' Meeting or responding in the Written Procedure. The Bondholders that have not adopted or voted for a decision shall not be liable for any damages that this may cause other Bondholders.

(n) All costs and expenses incurred by the Issuer or the Agent for the purpose of convening a Bondholders' Meeting or for the purpose of carrying out a Written Procedure, including reasonable fees to the Agent, shall be paid by the Issuer.

(o) If a decision shall be taken by the Bondholders on a matter relating to the Finance Documents, the Issuer shall promptly at the request of the Agent provide the Agent with a certificate specifying the number of Bonds owned by Group Companies or (to the knowledge of the Issuer) Affiliates, irrespective of whether such Person is directly registered as the owner of such Bonds. The Agent shall not be responsible for the accuracy of such certificate or otherwise be responsible to determine whether a Bond is owned by a Group Company or an Affiliate.

(p) Information about decisions taken at a Bondholders' Meeting or by way of a Written Procedure shall promptly be published on the websites of the Group and the Agent, provided that a failure to do so shall not invalidate any decision made or voting result achieved. The minutes from the relevant Bondholders' Meeting or Written Procedure shall at the request of a Bondholder be sent to it by the Issuer or the Agent, as applicable.

17. Bondholders' Meeting

(a) The Agent shall convene a Bondholders' Meeting by sending a notice thereof to each Bondholder no later than five (5) Business Days after receipt of a request from the Issuer or the Bondholder(s) (or such later date as may be necessary for technical or administrative reasons).

(b) Should the Issuer want to replace the Agent, it may convene a Bondholders' Meeting in accordance with Clause 17(a) with a copy to the Agent. After a request from the Bondholders pursuant to Clause 21.4(c), the Issuer shall no later than five (5) Business Days after receipt of such request (or such later date as may be necessary for technical or administrative reasons) convene a Bondholders' Meeting in accordance with Clause 17(a).

(c) The notice pursuant to Clause 17(a) shall include (i) time for the meeting, (ii) place for the meeting, (iii) agenda for the meeting (including each request for a decision by the Bondholders), (iv) a form of power of attorney, (v) any applicable conditions precedent and conditions subsequent, (vi) the reasons for, and contents of, each proposal, (vii) if the proposal concerns an amendment to any Finance Document, the details of such proposed amendment, (viii) if a notification by the Bondholders is required in order to attend the Bondholders' Meeting, information regarding such requirement and (ix) information on where additional information (if any) will be published. Only matters that have been included in the notice may be resolved upon at the Bondholders' Meeting. Should prior notification by the Bondholders be required in order to attend the Bondholders' Meeting, such requirement shall be included in the notice.

(d) The Bondholders' Meeting shall be held no earlier than ten (10) Business Days and no later than thirty (30) Business Days from the notice.

(e) Without amending or varying these Terms and Conditions, the Agent may prescribe such further regulations regarding the convening and holding of a Bondholders' Meeting as the Agent may deem appropriate. Such regulations may include a possibility for Bondholders to vote without attending the meeting in person.

18. Written Procedure

(a) The Agent shall instigate a Written Procedure (which may be conducted electronically) no later than five (5) Business Days after receipt of a request from the Issuer or the Bondholder(s) (or such later date as may be necessary for technical or administrative reasons) by sending a communication to each such Person who is registered as a Bondholder on the Business Day prior to the date on which the communication is sent.

(b) Should the Issuer want to replace the Agent, it may send a communication in accordance with Clause 18(a) to each Bondholder with a copy to the Agent.

(c) A communication pursuant to Clause 18(a) shall include (i) each request for a decision by the Bondholders, (ii) a description of the reasons for each request, (iii) a specification of the Business Day on which a Person must be a Bondholder (whether registered or a beneficial owner with proof of ownership in accordance with Clause 6 (Right to Act on Behalf of a Bondholder)) in order to be entitled to exercise voting rights, (iv) instructions and directions on where to receive a form for replying to the request (such form to include an option to vote yes or no for each request) as well as a form of power of attorney, (v) any applicable conditions precedent and conditions subsequent, (vi) if a proposal concerns an amendment to any Finance Document, the details of such proposed amendment, (vii) if the voting is to be made electronically, the instructions for such voting, (viii) information on where additional information (if any) will be published and (ix) the stipulated time period within which the Bondholder must reply to the request (such time period to last at least ten (10) Business Days from the communication pursuant to Clause 18(a)). If the voting shall be made electronically, instructions for such voting shall be included in the communication.

(d) When the requisite majority consents of the total Adjusted Nominal Amount pursuant to Clauses 16(f) and 16(g) have been received in a Written Procedure,

the relevant decision shall be deemed to be adopted pursuant to Clause 16(f) or 16(g), as the case may be, even if the time period for replies in the Written Procedure has not yet expired.

(e) The Agent may, during the Written Procedure, provide information to the Issuer by way of updates whether or not quorum requirements have been met and about the eligible votes received by the Agent, including the portion consenting or not consenting to the proposal(s) or refraining from voting (as applicable).

19. Amendments and Waivers

(a) The Issuer and the Agent and/or the Security Agent (as applicable) (in each case acting on behalf of the Bondholders) may agree to amend the Finance Documents or waive any provision in a Finance Document, provided that the Agent is satisfied that:

(i) such amendment or waiver is not detrimental to the interest of the Bondholders as a group, or is made solely for the purpose of rectifying obvious errors and mistakes;

(ii) such amendment or waiver is required by applicable law, a court ruling or a decision by a relevant authority;

(iii) such amendment or waiver has been duly approved by the Bondholders in accordance with Clause 16 (Decisions by Bondholders); or

(iv) is made pursuant to Clause 20 (Replacement of Base Rate).

(b) The consent of the Bondholders is not necessary to approve the particular form of any amendment to the Finance Documents. It is sufficient if such consent approves the substance of the amendment or waiver.

(c) The Agent shall promptly notify the Bondholders of any amendments or waivers made in accordance with Clause 19(a), setting out the date from which the amendment or waiver will be effective, and ensure that any amendments to the Finance Documents are published in the manner stipulated in Clause 11.3 (Publication of Finance Documents). The Issuer shall ensure that any amendments to the Finance Documents are duly registered with the CSD and each other relevant organisation or authority, to the extent such registration is possible with the rules of the relevant CSD.

(d) An amendment to the Finance Documents shall take effect on the date determined by the Bondholders Meeting, in the Written Procedure or by the Agent, as the case may be.

20. Replacement of Base Rate

20.1 General

(a) Any determination or election to be made by an Independent Adviser, the Issuer or the Bondholders in accordance with the provisions of this Clause 20 shall at all times be made by such Independent Adviser, the Issuer or the Bondholders (as applicable) acting in good faith, in a commercially reasonable manner and by reference to relevant market data.

(b) If a Base Rate Event has occurred, this Clause 20 shall take precedent over the fallbacks set out in paragraph (b) to (d) of the definition of STIBOR.

20.2 Definitions

In this Clause 20:

"Adjustment Spread" means a spread (which may be positive, negative or zero) or a formula or methodology for calculating a spread, or a combination thereof to be applied to a Successor Base Rate and that is:

(a) formally recommended by any Relevant Nominating Body in relation to the replacement of the Base Rate; or

(b) if (a) is not applicable, the adjustment spread that the Independent Adviser determines is reasonable to use in order to eliminate, to the extent possible, any transfer of economic value from one party to another as a result of a replacement of the Base Rate and is customarily applied in comparable debt capital market transactions.

"Base Rate Amendments" has the meaning set forth in Clause 20.3(d)

"Base Rate Event" means one or several of the following circumstances:

(a) the Base Rate (for the relevant Interest Period) has ceased to exist or ceased to be published for at least five (5) consecutive Business Days as a result of the Base Rate (for the relevant Interest Period) ceasing to be calculated or administered;

(b) a public statement or publication of information by (i) the supervisor of the Base Rate Administrator or (ii) the Base Rate Administrator that the Base Rate Administrator ceases to provide the applicable Base Rate (for the relevant Interest Period) permanently or indefinitely and, at the time of the statement or publication, no successor administrator has been appointed or is expected to be appointed to continue to provide the Base Rate;

(c) a public statement or publication of information in each case by the supervisor of the Base Rate Administrator that the Base Rate (for the relevant Interest Period) is no longer representative of the underlying market which the Base Rate is intended to represent and the representativeness of the Base Rate will not be restored in the opinion of the supervisor of the Base Rate Administrator;

(d) a public statement or publication of information in each case by the supervisor of the Base Rate Administrator with the consequence that it is unlawful for the Issuer or the Issuing Agent to calculate any payments due to be made to any Bondholder using the applicable Base Rate (for the relevant Interest Period) or it has otherwise become prohibited to use the applicable Base Rate (for the relevant Interest Period);

(e) a public statement or publication of information in each case by the bankruptcy trustee of the Base Rate Administrator or by the trustee under the bank recovery and resolution framework (Sw. krishanteringsregelverket) or the equivalent entity with insolvency or resolution powers over the Base Rate Administrator, containing the information referred to in paragraph (b) above; or

(f) a Base Rate Event Announcement has been made and the announced Base Rate Event as set out in paragraphs (b) to (e) above will occur within six (6) months.

"Base Rate Event Announcement" means a public statement or published information as set out in paragraphs (b) to (e) of the definition of Base Rate Event that any event or circumstance specified therein will occur.

"Independent Adviser" means an independent financial institution or adviser of repute in the debt capital markets where the Base Rate is commonly used.

"Relevant Nominating Body" means, subject to applicable law, firstly any relevant supervisory authority, secondly any applicable central bank, or any working group or committee of any of them, or thirdly the Financial Stability Council (Sw. Finansiella stabilitetsrådet) or any part thereof.

"Successor Base Rate" means:

(a) a screen or benchmark rate, including the methodology for calculating term structure and calculation methods in respect of debt instruments with similar interest rate terms as the Bonds, which is formally recommended as a successor to or replacement of the Base Rate by a Relevant Nominating Body; or

(b) if there is no such rate as described in paragraph (a) above, such other rate as the Independent Adviser determines is most comparable to the Base Rate.

For the avoidance of doubt, in the event that a Successor Base Rate ceases to exist, this definition shall apply mutatis mutandis to such new Successor Base Rate.

20.3 Determination of Base Rate, Adjustment Spread and Base Rate Amendments

(a) Without prejudice to paragraph (b) below, upon a Base Rate Event Announcement, the Issuer may, if it is possible to determine a Successor Base Rate at such point of time, at any time before the occurrence of the relevant Base Rate Event at the Issuer's expense appoint an Independent Adviser to initiate the procedure to determine a Successor Base Rate, the Adjustment Spread and any Base Rate Amendments for purposes of determining, calculating and finally deciding the applicable Base Rate. For the avoidance of doubt, the

Issuer will not be obliged to take any such actions until obliged to do so pursuant to paragraph (b) below.

(b) If a Base Rate Event has occurred, the Issuer shall use all commercially reasonable endeavours to, as soon as reasonably practicable and at the Issuer's expense, appoint an Independent Adviser to initiate the procedure to determine, as soon as commercially reasonable, a Successor Base Rate, the Adjustment Spread and any Base Rate Amendments for purposes of determining, calculating, and finally deciding the applicable Base Rate.

(c) If the Issuer fails to appoint an Independent Adviser in accordance with paragraph (b) above, the Bondholders shall, if so decided at a Bondholders' Meeting or by way of Written Procedure, be entitled to appoint an Independent Adviser (at the Issuer's expense) for the purposes set forth in paragraph (b) above. If an Event of Default has occurred and is continuing, or if the Issuer fails to carry out any other actions set forth in Clauses 20.3 to 20.6, the Agent (acting on the instructions of the Bondholders) may to the extent necessary effectuate any Base Rate Amendments without the Issuer's cooperation.

(d) The Independent Adviser shall also initiate the procedure to determine any technical, administrative or operational changes required to ensure the proper operation of a Successor Base Rate or to reflect the adoption of such Successor Base Rate in a manner substantially consistent with market practice ("Base Rate Amendments").

(e) Provided that a Successor Base Rate, the applicable Adjustment Spread and any Base Rate Amendments have been finally decided no later than prior to the relevant Quotation Day in relation to the next succeeding Interest Period, they shall become effective with effect from and including the commencement of the next succeeding Interest Period, always subject to any technical limitations of the CSD and any calculations methods applicable to such Successor Base Rate.

20.4 Interim measures

(a) If a Base Rate Event set out in any of the paragraphs (a) to (e) of the Base Rate Event definition has occurred but no Successor Base Rate and Adjustment Spread have been finally decided prior to the relevant Quotation Day in relation to the next succeeding Interest Period or if such Successor Base Rate and Adjustment Spread have been finally decided but due to technical limitations of the CSD, cannot be applied in relation to the relevant Quotation Day, the Interest Rate applicable to the next succeeding Interest Period shall be:

(i) if the previous Base Rate is available, determined pursuant to the terms that would apply to the determination of the Base Rate as if no Base Rate Event had occurred; or

(ii) if the previous Base Rate is no longer available or cannot be used in accordance with applicable law or regulation, equal to the Interest Rate determined for the immediately preceding Interest Period.

(b) For the avoidance of doubt, paragraph (a) above shall apply only to the relevant next succeeding Interest Period and any subsequent Interest Periods are subject to the subsequent operation of, and to adjustments as provided in, this Clause 20. This will however not limit the application of paragraph (a) above for any subsequent Interest Periods, should all relevant actions provided in this Clause 20 have been taken, but without success.

20.5 Notices etc.

Prior to the Successor Base Rate, the applicable Adjustment Spread and any Base Rate Amendments become effective the Issuer shall promptly, following the final decision by the Independent Adviser of any Successor Base Rate, Adjustment Spread and any Base Rate Amendments, give notice thereof to the Agent, the Issuing Agent and the Bondholders in accordance with Clause 26 (Notices and Press Releases) and the CSD. The notice shall also include information about the effective date of the amendments. If the Bonds are admitted to trading on a stock exchange, the Issuer shall also give notice of the amendments to the relevant stock exchange.

20.6 Variation upon replacement of Base Rate

(a) No later than giving the Agent notice pursuant to Clause 20.5, the Issuer shall deliver to the Agent a certificate signed by the Independent Adviser and the CEO, CFO or any other duly authorised signatory of the Issuer (subject to Clause 20.3(c)) confirming the relevant Successor Base Rate, the Adjustment Spread and any Base Rate Amendments, in each case as determined and decided in accordance with the provisions of this Clause 20. The Successor Base Rate the Adjustment Spread and any Base Rate Amendments (as applicable) specified in such certificate will, in the absence of manifest error or bad faith in any decision, be binding on the Issuer, the Agent, the Issuing Agent and the Bondholders.

(b) Subject to receipt by the Agent of the certificate referred to in paragraph (a) above, the Issuer and the Agent shall, at the request and expense of the Issuer, without the requirement for any consent or approval of the Bondholders, without undue delay effect such amendments to the Finance Documents as may be required by the Issuer in order to give effect to this Clause 20.

(c) The Agent and the Issuing Agent shall always be entitled to consult with external experts prior to amendments are affected pursuant to this Clause 20. Neither the Agent nor the Issuing Agent shall be obliged to concur if in the reasonable opinion of the Agent or the Issuing Agent (as applicable), doing so would impose more onerous obligations upon it or expose it to any additional duties, responsibilities or liabilities or reduce or amend the protective provisions afforded to the Agent or the Issuing Agent in the Finance Documents.

20.7 Limitation of liability for the Independent Adviser

Any Independent Adviser appointed pursuant to Clause 20.3 shall not be liable whatsoever for damage or loss caused by any determination, action taken or omitted by it under or in connection with any Finance Document, unless directly caused by its gross negligence or wilful misconduct. The Independent Adviser shall never be responsible for indirect or consequential loss.

21. Appointment and Replacement of the Agent

21.1 Appointment of Agent

(a) By subscribing for Bonds, each initial Bondholder:

(i) appoints the Agent to act as its agent in all matters relating to the Bonds and the Finance Documents, and authorises each of the Agent to act on its behalf (without first having to obtain its consent, unless such consent is specifically required by these Terms and Conditions) in any legal or arbitration proceedings relating to the Bonds held by such Bondholder including any legal or arbitration proceeding relating to the perfection, preservation, protection or enforcement of the Transaction Security and the Guarantees; and

(ii) confirms the appointment under the Intercreditor Agreement of the Security Agent to act as its agent in all matters relating to the Transaction Security, the Security Documents, the Guarantees and the Guarantee and Adherence Agreement, including any legal or arbitration proceeding relating to the perfection, preservation, protection or enforcement of the Transaction Security and the Guarantees and acknowledges and agrees that the rights, obligations, role of and limitations of liability for the Security Agent is further regulated in the Intercreditor Agreement.

(b) By acquiring Bonds, each subsequent Bondholder confirms the appointment and authorisation for the Agent and the Security Agent to act on its behalf, as set forth in Clause 21.1(a).

(c) Each Bondholder shall immediately upon request provide the Agent with any such documents, including a written power of attorney (in form and substance satisfactory to the Agent), that the Agent deems necessary for the purpose of exercising its rights and/or carrying out its duties under the Finance Documents. The Agent is not under any obligation to represent a Bondholder which does not comply with such request.

(d) The Issuer shall promptly upon request provide the Agent with any documents and other assistance (in form and substance satisfactory to the Agent), that the Agent deems necessary for the purpose of exercising its rights and/or carrying out its duties under the Finance Documents.

(e) The Agent is entitled to fees for its respective work and to be indemnified for costs, losses and liabilities on the terms set out in the Finance Documents and the Agent's obligations as Agent under the Finance Documents are conditioned upon the due payment of such fees and indemnifications.

(f) The Agent may act as agent or trustee for several issues of securities or other loans issued by or relating to the Issuer and other Group Companies notwithstanding potential conflicts of interest.

21.2 Duties of the Agent

(a) The Agent shall represent the Bondholders subject to and in accordance with the Finance Documents, including, inter alia, holding the Transaction Security pursuant to the Security Documents and the Guarantees pursuant to the Guarantee and Adherence Agreement on behalf of the Bondholders and, where relevant, enforcing the Transaction Security on behalf of the Bondholders. The Agent is not responsible for the content, valid execution, legal validity or enforceability of the Finance Documents or the perfection of the Transaction Security.

(b) When acting in accordance with the Finance Documents, the Agent is always acting with binding effect on behalf of the Bondholders. The Agent shall carry out its duties under the Finance Documents in a reasonable, proficient and professional manner, with reasonable care and skill.

(c) The Agent's duties under the Finance Documents are solely mechanical and administrative in nature and the Agent and the Security Agent only acts in accordance with the Finance Documents and upon instructions from the Bondholders, unless otherwise set out in the Finance Documents. In particular, the Agent is not acting as an advisor (whether legal, financial or otherwise) to the Bondholders or any other Person.

(d) The Agent is not obligated to assess or monitor the financial condition of the Issuer or compliance by the Issuer of the terms of the Finance Documents unless to the extent expressly set out in the Finance Documents, or to take any steps to ascertain whether any Event of Default (or any event that may lead to an Event of Default) has occurred. Until it has actual knowledge to the contrary, the Agent is entitled to assume that no Event of Default (or any event that may lead to an Event of Default) has occurred.

(e) The Agent is entitled to delegate its duties to other professional parties, but each of them shall remain liable for the actions of such parties under the Finance Documents.

(f) The Agent shall treat all Bondholders equally and, when acting pursuant to the Finance Documents, act with regard only to the interests of the Bondholders as a group and shall not be required to have regard to the interests or to act upon or comply with any direction or request of any other Person, other than as explicitly stated in the Finance Documents.

(g) The Agent is always entitled to engage external experts when carrying out its duties under the Finance Documents without having to first obtain any consent from the Bondholders or the Issuer. The Issuer shall on demand by the Agent pay all costs for external experts engaged after the occurrence of an Event of Default, or for the purpose of investigating or considering (i) an event which the

Agent reasonably believes is or may lead to an Event of Default, (ii) a matter relating to the Issuer, the Finance Documents or the Transaction Security which the Agent reasonably believes may be detrimental to the interests of the Bondholders under the Finance Documents, (iii) in connection with any Bondholders’ Meeting or Written Procedure, (iv) in connection with any amendment (whether contemplated by the Finance Documents or not) or waiver under the Finance Documents or (v) as otherwise agreed between the Agent and the Issuer. Any compensation for damages or other recoveries received by the Agent from external experts engaged by it for the purpose of carrying out its duties under the Finance Documents shall be distributed in accordance with Clause 15 (Distribution of Proceeds).

(h) The Agent shall neither be liable to the Issuer or the Bondholders for damage due to any documents and information delivered to the Agent not being accurate, correct and complete, unless it has actual knowledge to the contrary, nor be liable for the content, validity, perfection or enforceability of such documents.

(i) Notwithstanding any other provision of the Finance Documents to the contrary, the Agent is not obliged to do or omit to do anything if it would or might in its reasonable opinion constitute a breach of any law or regulation.

(j) If in the Agent's reasonable opinion the cost, loss or liability which it may incur (including its respective reasonable fees) in complying with instructions of the Bondholders, or taking any action at its own initiative, will not be covered by the Issuer, or the Bondholders (as applicable), the Agent or the Security Agent (as applicable) may refrain from acting in accordance with such instructions, or taking such action, until it has received such funding or indemnities (or adequate Security has been provided therefore) as it may reasonably require.

(k) Unless it has actual knowledge to the contrary, the Agent may assume that all information provided by or on behalf of the Issuer (including by its advisors) is correct, true and complete in all aspects.

(l) The Agent shall give a notice to the Bondholders (i) before it ceases to perform its obligations under the Finance Documents by reason of the non-payment by the Issuer of any fee or indemnity due to the Agent under the Finance Documents or (ii) if it refrains from acting for any reason described in Clause 21.2(j).

21.3 Limited liability for the Agent

(a) The Agent will not be liable to the Bondholders for damage or loss caused by any action taken or omitted by it under or in connection with any Finance Document, unless directly caused by its negligence or wilful misconduct. The Agent shall not be responsible for indirect or consequential loss.

(b) The Agent shall not shall be considered to have acted negligently if it has acted in accordance with advice addressed to it from or opinions of reputable external experts or if it has acted with reasonable care in a situation when it considers that it is detrimental to the interests of the Bondholders to delay the action in order to first obtain instructions from the Bondholders.

(c) The Agent shall not be liable for any delay (or any related consequences) in crediting an account with an amount required pursuant to the Finance Documents to be paid by it to the Bondholders, provided that it has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by it for that purpose.

(d) The Agent shall not have any liability to the Issuer or the Bondholders for damage caused by it acting in accordance with instructions of the Bondholders given in accordance with the Finance Documents.

(e) Any liability towards the Issuer which is incurred by the Agent in acting under, or in relation to, the Finance Documents shall not be subject to set-off against the obligations of the Issuer to the Bondholders under the Finance Documents.

(f) The Agent is not liable for information provided to the Bondholders by or on behalf of the Issuer or any other Person.

21.4 Replacement of the Agent

(a) Subject to Clause 21.4(f), the Agent may resign by giving notice to the Issuer and the Bondholders, in which case the Bondholders shall appoint a successor Agent at a Bondholders' Meeting convened by the retiring Agent or by way of Written Procedure initiated by the retiring Agent.

(b) Subject to Clause 21.4(f), if the Agent is Insolvent, the Agent shall be deemed to resign as Agent and the Issuer shall within ten (10) Business Days appoint a successor Agent which shall be an independent financial institution or other reputable company which regularly acts as agent under debt issuances.

(c) A Bondholder (or Bondholders) representing at least ten (10) per cent. of the Adjusted Nominal Amount may, by notice to the Issuer (such notice may only be validly given by a Person who is a Bondholder on the Business Day immediately following the day on which the notice is received by the Issuer and shall, if given by several Bondholders, be given by them jointly), require that a Bondholders' Meeting is held for the purpose of dismissing the Agent and appointing a new Agent. The Issuer may, at a Bondholders' Meeting convened by it or by way of Written Procedure initiated by it, propose to the Bondholders that the Agent be dismissed and a new Agent be appointed.

(d) If the Bondholders have not appointed a successor Agent within ninety (90) days after (i) the earlier of the notice of resignation was given or the resignation otherwise took place or (ii) the Agent was dismissed through a decision by the Bondholders, the Issuer shall appoint a successor Agent which shall be an independent financial institution or other reputable company which regularly acts as agent under debt issuances.

(e) The retiring Agent shall, at its own cost, make available to the successor Agent such documents and records and provide such assistance as the successor Agent may reasonably request for the purposes of performing its functions as Agent under the Finance Documents.

(f) The Agent's resignation or dismissal shall only take effect upon the appointment of a successor Agent and acceptance by such successor Agent of such appointment and the execution of all necessary documentation to effectively substitute the retiring Agent.

(g) Upon the appointment of a successor, the retiring Agent shall be discharged from any further obligation in respect of the Finance Documents but shall remain entitled to the benefit of the Finance Documents and remain liable under the Finance Documents in respect of any action which it took or failed to take whilst acting as Agent. Its successor, the Issuer and each of the Bondholders shall have the same rights and obligations amongst themselves under the Finance Documents as they would have had if such successor had been the original Agent.

(h) In the event that there is a change of the Agent in accordance with this Clause 21.4, the Issuer shall execute such documents and take such actions as the new Agent may reasonably require for the purpose of vesting in such new Agent the rights, powers and obligation of the Agent and releasing the retiring Agent from its further obligations under the Finance Documents. Unless the Issuer and the new Agent agrees otherwise, the new Agent shall be entitled to the same fees and the same indemnities as the retiring Agent.

22. Appointment and Replacement of the CSD

(a) The Issuer has appointed the CSD to manage certain tasks under these Terms and Conditions and in accordance with the CSD regulations and the other regulations applicable to the Bonds.

(b) The CSD may be dismissed by the Issuer provided that the Issuer has effectively appointed a replacement CSD that accedes as CSD at the same time as the old CSD is dismissed and provided also that the replacement does not have a negative effect on any Bondholder. The replacing CSD must be authorized to professionally conduct clearing operations pursuant to the Central Securities Depository Regulation (Regulation (EU) No 909/2014) and be authorized as a central securities depository in accordance with any applicable securities legislation.

23. Appointment and Replacement of the Issuing Agent

(a) The Issuer appoints the Issuing Agent to manage certain specified tasks under these Terms and Conditions and in accordance with the legislation, rules and regulations applicable to and/or issued by the CSD and relating to the Bonds.

(b) The Issuing Agent may retire from its assignment or be dismissed by the Issuer, provided that the Issuer has approved that a commercial bank or securities institution approved by the CSD accedes as new Issuing Agent at the same time as the old Issuing Agent retires or is dismissed. If the Issuing Agent is Insolvent, the Issuer shall immediately appoint a new Issuing Agent, which shall replace the old Issuing Agent as issuing agent in accordance with these Terms and Conditions.

24. No Direct Actions by Bondholders

(a) A Bondholder may not take any steps whatsoever against the Issuer or with respect to the Transaction Security or the Guarantees to enforce or recover any amount due or owing to it pursuant to the Finance Documents, or to initiate, support or procure the winding-up, dissolution, liquidation, company reorganisation (Sw. företagsrekonstruktion) or bankruptcy (Sw. konkurs) (or its equivalent in any other jurisdiction) of the Issuer in relation to any of the liabilities of the Issuer under the Finance Documents.

(b) Clause 24(a) shall not apply if the Agent has been instructed by the Bondholders in accordance with the Finance Documents to take certain actions but fails for any reason to take, or is unable to take (for any reason other than a failure by a Bondholder to provide documents in accordance with Clause 21.1(c)), such actions within a reasonable period of time and such failure or inability is continuing. However, if the failure to take certain actions is caused by the non-payment by the Issuer of any fee or indemnity due to the Agent under the Finance Documents or by any reason described in Clause 21.2(j), such failure must continue for at least forty (40) Business Days after notice pursuant to Clause 21.2(l) before a Bondholder may take any action referred to in Clause 24(a).

(c) The provisions of Clause 24(a) shall not in any way limit an individual Bondholder's right to claim and enforce payments which are due to it under Clause 9.5 (Mandatory repurchase due to a Change of Control Event, Bonds Listing Failure Event, or Equity Delisting (put option)) or other payments which are due by the Issuer to some but not all Bondholders.

25. Prescription

(a) The right to receive repayment of the principal of the Bonds shall be prescribed and become void ten (10) years from the Redemption Date. The right to receive payment of interest (excluding any capitalised interest) shall be prescribed and become void three (3) years from the relevant due date for payment. The Issuer is entitled to any funds set aside for payments in respect of which the Bondholders' right to receive payment has been prescribed and has become void.

(b) If a limitation period is duly interrupted in accordance with the Swedish Act on Limitations (Sw. preskriptionslag (1981:130)), a new limitation period of ten (10) years with respect to the right to receive repayment of the principal of the Bonds, and of three (3) years with respect to receive payment of interest (excluding capitalised interest) will commence, in both cases calculated from the date of interruption of the limitation period, as such date is determined pursuant to the provisions of the Swedish Act on Limitations.

26. Notices and Press Releases

26.1 Notices

(a) Any notice or other communication to be made under or in connection with the Finance Documents:

(i) if to the Agent, shall be given at the address registered with the Swedish Companies Registration Office (Sw. Bolagsverket) on the Business Day prior to dispatch or, if sent by email by the Issuer, to the email address notified by the Agent from time to time;

(ii) if to the Issuer, shall be given at the address registered with the Swedish Companies Registration Office on the Business Day prior to dispatch or if sent by email by the Agent, to the email address notified by the Issuer to the Agent from time to time; and

(iii) if to the Bondholders, shall be given at their addresses as registered with the CSD, on the Business Day prior to dispatch, and by either courier delivery (if practically possible) or letter for all Bondholders. A notice to the Bondholders shall also be published on the websites of the Issuer and the Agent.

(b) Any notice or other communication made by one Person to another under or in connection with the Finance Documents shall be sent by way of courier, personal delivery or letter, or if between the Issuer and the Agent, by email, and will only be effective:

(i) in case of courier or personal delivery, when it has been left at the address specified in Clause 26.1(a);

(ii) in case of letter, three (3) Business Days after being deposited postage prepaid in an envelope addressed to the address specified in Clause 26.1(a); or

(iii) in case of email, on the day of dispatch (unless a delivery failure message was received by the sender), save that any notice or other communication sent by email that is sent after 5.00 pm in the place of receipt shall be deemed only to become effective on the following day.

(c) Any notice which shall be provided to the Bondholders in physical form pursuant to these Terms and Conditions may, at the discretion of the Agent, be limited to:

(i) a cover letter, which shall include:

(A) all information needed in order for Bondholders to exercise their rights under the Finance Documents;

(B) details of where Bondholders can retrieve additional information;

(C) contact details to the Agent; and

(D) an instruction to contact the Agent should any Bondholder wish to receive the additional information by regular mail; and

(ii) copies of any document needed in order for Bondholder to exercise their rights under the Finance Documents.

(d) Failure to send a notice or other communication to a Bondholder or any defect in it shall not affect its sufficiency with respect to other Bondholders.

26.2 Press releases

(a) Any notice that the Issuer or the Agent shall send to the Bondholders pursuant to Clause 9 (Redemption and Repurchase of the Bonds), 11.1(d), 14.11(c), 16(p), 17(a), 18(a), 19(c) and 20.5 shall also be published by way of press release by the Issuer or the Agent, as applicable.

(b) In addition to Clause 26.2(a), if any information relating to the Bonds or the Group contained in a notice the Agent may send to the Bondholders under these Terms and Conditions has not already been made public by way of a press release, the Agent shall before it sends such information to the Bondholders give the Issuer the opportunity to issue a press release containing such information. If the Issuer does not promptly issue a press release and the Agent considers it necessary to issue a press release containing such information before it can lawfully send a notice containing such information to the Bondholders, the Agent shall be entitled to issue such press release.

27. Force Majeure and Limitation of Liability

(a) None of the Agent, the Security Agent or the Issuing Agent shall be held responsible for any damage arising out of any legal enactment, or any measure taken by a public authority, or war, strike, lockout, boycott, blockade or any other similar circumstance (a "Force Majeure Event"). The reservation in respect of strikes, lockouts, boycotts and blockades applies even if the Agent, the Security Agent or the Issuing Agent itself takes such measures, or is subject to such measures.

(b) The Issuing Agent shall have no liability to the Bondholders if it has observed reasonable care. The Issuing Agent shall never be responsible for indirect damage with exception of gross negligence and wilful misconduct.

(c) Should a Force Majeure Event arise which prevents the Agent, the Security Agent or the Issuing Agent from taking any action required to comply with these Terms and Conditions, such action may be postponed until the obstacle has been removed.

(d) The provisions in this Clause 27 apply unless they are inconsistent with the provisions of the applicable securities legislation which provisions shall take precedence.

28. Governing Law and Jurisdiction

(a) These Terms and Conditions, and any non-contractual obligations arising out of or in connection therewith, shall be governed by and construed in accordance with the laws of Sweden.

(b) The Issuer submits to the non-exclusive jurisdiction of the District Court of Stockholm (Sw. Stockholms tingsrätt).

_____________________________

We hereby certify that the above terms and conditions are binding upon ourselves.

Oatly Group AB (publ)

as Issuer

/s/ Marie-José David

Name: Marie-José David

We hereby undertake to act in accordance with the above terms and conditions to the extent they refer to us.

Nordic Trustee & Agency AB (publ)

as Agent

/s/ Victor Schander

Name: Victor Schander